UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the

Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Computer Software Innovations, Inc., a Delaware corporation (“CSI” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 900 East Main Street, Suite T, Easley, South Carolina 29640. The telephone number of the Company’s principal executive office is (864) 855-3900.

Classes of Securities

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates are the Company’s shares of Common Stock, par value $0.001 per share (the “Company Common Stock”) and the Company’s shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Company Preferred Stock” and together with the Company Common Stock, the “Shares” or “Company Capital Stock”). As of October 1, 2012, there were 6,733,191 shares of Company Common Stock outstanding and 6,590,736 shares of Company Preferred Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address of Person Filing this Statement

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 under the heading “Name and Address.” The Company’s website address is http:// www.csioutfitters.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by NHCC Merger Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Parent” or “Harris”), to purchase all outstanding shares of the Company Capital Stock, at a price per share of $1.10 cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2012, by and among Parent, Merger Sub, the Company, and, solely for the purposes of Section 9.14 thereof, Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Guarantor” or “Constellation”) (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of the Merger Sub will cease and the Company will continue its corporate existence under the General Corporation Law of the State of Delaware (the “DGCL”) as the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each outstanding share of Company Capital Stock, other than shares of Company Capital Stock owned by Parent or Merger Sub, by the Company as treasury stock or by stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. In addition, the Company is required to provide, prior to the effective time of the Merger (the “Effective Time”), for the cancellation of all options, whether vested or unvested, to purchase Company Capital Stock. Accordingly, the Company intends to enter into agreements with all option holders whereby, upon the consummation of the Merger, all such options will be canceled and converted into the right to receive cash in the amount of the excess, if any, of the Offer Price over the exercise price. All out of the money stock options would be canceled for a nominal sum.

The initial expiration date of the Offer is at the end of Tuesday, November 6, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Harris has formed Merger Sub solely for the purpose of engaging in the transaction contemplated by the Merger Agreement, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer, the Top-Up Option (as defined in Item 8 under the heading “Additional Information-Top-Up Option”), the Merger and the other transactions contemplated by the Merger Agreement. The Offer to Purchase states that the principal executive office and phone number of Harris and Merger Sub is 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6 and (416) 861-2279.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Arrangements Between the Company, Harris and Merger Sub

Merger Agreement

On October 2, 2012, the Company, Harris, Merger Sub, and solely for the purposes of Section 9.14 thereof, Constellation entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about Harris, Merger Sub, Constellation or the Company or any of their respective affiliates contained in this Schedule 14D-9, in their respective filings with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Harris, Merger Sub, Constellation and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Harris, Merger Sub, Constellation and the Company were qualified and subject to important limitations agreed to by Harris, Merger Sub, Constellation and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger if the representations and warranties or conditions of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Harris, Merger Sub or any of their respective subsidiaries or affiliates on any date.

Representation on the Board

Upon the purchase of Company Capital Stock pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s

Amended and Restated Bylaws and the Merger Agreement, be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors designated by the Parent) and (ii) the percentage that the number of shares of Company Capital Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares of Company Capital Stock outstanding. The Company has agreed that, at the request of Parent, the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. In addition, the Company has agreed to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board that represents the same percentage as such individuals represent on the Company Board.

Following the election or appointment of Parent’s designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize:

•	any termination of the Merger Agreement by the Company;

•	any amendment of the Merger Agreement requiring action by the Company’s Board;

•	any extension of time of performance of any obligation or action under the Merger Agreement by Parent or Merger Sub; and

•	any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

Confidentiality Agreement

The Company and Constellation entered into a confidentiality agreement dated May 10, 2012 (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the parties. Pursuant to the Confidentiality Agreement, Constellation agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the Company, and to use such information solely for the purpose of evaluating a possible transaction with the Company.

Pursuant to the Confidentiality Agreement, Constellation also agreed that until the earlier of (1) August 9, 2012 or (2) such shorter period as may be agreed to by the Company with any third party, unless expressly authorized by the Company or the Board in writing, Constellation shall not (and shall cause its affiliates not to and shall cause its and their respective representatives acting at its and their respective behalf not to): (a) acquire or make any proposal to acquire beneficial ownership of any securities of the Company or rights thereto, any right to vote or to direct the voting of any securities of the Company or any assets of the Company; (b) make any solicitation of proxies or consents to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company; (c) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Company; (d) otherwise act to seek to control, advise, change or influence the management, board of directors, governing instruments, policies or affairs of the Company; (e) make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any of the matters set forth in the Confidentiality Agreement; (f) disclose any intention, plan or arrangement inconsistent with the foregoing; or (g) have any discussions or enter into any arrangements with, or advise, assist or encourage any other persons in connection with any of the foregoing.

On August 6, 2012, CSWI and Constellation entered into an amendment to the Confidentiality Agreement (the “Confidentiality Agreement Amendment”) pursuant to which the foregoing standstill provision was extended to September 30, 2012 and the Company granted Constellation exclusivity until September 30, 2012.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and the Confidentiality Agreement Amendment, which are filed as Exhibit (e)(7) and Exhibit (e)(8), respectively, to this Schedule 14D-9 and incorporated by reference herein.

Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates

Overview

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation,” which is incorporated by reference herein.

Effect of the Offer and the Merger Agreement on Stock Options

Under the Merger Agreement, the Company is required to provide, prior to the Effective Time of the Merger, for the cancellation of all options, whether vested or unvested, to purchase Company Capital Stock. Accordingly, the Company intends to enter into agreements with all option holders, including executive officers, whereby upon the consummation of the Merger, all such options will be canceled and converted into the right to receive cash in the amount of the excess, if any, of the Offer Price over the exercise price. Payment for the cancellation of in the money stock options will be made by the Surviving Corporation as promptly as reasonably practicable after the Effective Time in cash. Pursuant to the option and cancellation agreements, out of the money options will simply be canceled at the Effective Time. Holders of out of the money Company Stock Options will receive a nominal sum at time of the execution of the option cancellation agreements as consideration for entering into such agreements.

The table below sets forth a number of outstanding vested and unvested Company Stock Options held by the Company’s executive officers as of October 1, 2012, and the estimated consideration that each of them would receive after the Effective Time in connection with the cancellation of, and payment for, such Company Stock Options pursuant to the Merger Agreement and the option cancellation agreements as described above. As of such date, none of the Company’s non-employee directors held any Company Stock Options. The table below assumes continued service through the Effective Time.

		Vested Options		Unvested Options
Named Executive Officer	Expiration Date	Number of Shares	Exercise Price Per Share	Number of Shares	Exercise Price Per Share	Total Consideration
Nancy K. Hedrick	04/17/2019	50,000	$0.70	—	—	$20,000.00

Thomas P. Clinton	06/01/2021	8,334	$0.70	—	—	$3,333.60
	06/01/2021	—	—	16,666	$0.700	$6,666.40
	06/01/2022	—	—	100,000	$0.735	$36,500.00

William J. Buchanan	06/01/2021	8,334	$0.70	—	—	$3,333.60
	06/01/2021	—	—	16,666	$0.700	$6,666.40
	06/01/2022	—	—	75,000	$0.735	$27,375.00

Beverly N. Hawkins	06/01/2022	—	—	75,000	$0.735	$27,375.00

David B. Dechant	11/09/2017	25,000	$1.42	—	—	—
	06/01/2020	20,000	$0.70	—	—	$8,000.00
	06/01/2021	6,668	$0.70	—	—	$2,667.20
	06/01/2020	—	—	10,000	$0.700	$4,000.00
	06/01/2021	—	—	13,332	$0.700	$5,332.80
	06/01/2022	—	—	50,000	$0.735	$18,250.00

All Executive Officers as a Group (5 persons)		118,336		356,664		$169,500.00

Employment Agreements and Severance Agreements

Named Executive Officers

On March 1, 2009, the Company entered into new employment agreements with its four named executive officers. These persons include: Nancy K. Hedrick, President and Chief Executive Officer; Thomas P. Clinton, Senior Vice President of Strategic Relationships; William J. Buchanan, Senior Vice President of Technology Solutions & Cloud Services; and Beverly N. Hawkins, Senior Vice President of Financial Software Solutions.

The term of these employment agreements is three (3) years. After the initial three year term, the agreements renew for additional successive one (1) year terms unless sooner terminated by one of the parties, including for “Convenience.” These employment agreements can be terminated: (i) upon the executive’s death or disability; (ii) by the executive for “Good Reason;” (iii) for the Company for “Cause;” (iv) by either the executive or the Company unilaterally for “Convenience;” or (v) by either of the Company or the executive giving notice of non-renewal at the end of the initial three year term or any subsequent one year term. In addition, Ms. Hedrick’s contract provides an option for termination by the Company in connection with a “Change in Control.” This is a double-trigger change in control provision, requiring both a merger or other significant corporate event (such as the Merger) and Ms. Hedrick’s subsequent termination of employment.

These employment agreements set forth certain amounts to be paid to the executives upon their termination of employment. In the event of termination because of death or disability, or for Cause, or by the executive for Convenience, the executive would generally receive only accrued salary and benefits. Upon termination by the executive for Good Reason or by the Company for Convenience, or in the event of the non-renewal of the agreement by the Company, in addition to accrued salary and benefits the executive would receive 175% of his or her Base Salary (as defined in the agreements) paid in twelve monthly installments. In the event of non-renewal of these employment agreements by the executive, such executive would receive accrued salary and benefits and 75% of the executive’s Base Salary paid in twelve monthly installments. Finally, under Ms. Hedrick’s contract only (prior to the amendment discussed below), in the event of termination in connection with the Change in Control, Ms. Hedrick would receive 275% of her Base Salary, paid in equal monthly installments over twelve months. The provisions described above are mutually exclusive: an executive would receive only one set of the described benefits.

Employment Agreement of David B. Dechant

On May 6, 2005, the Company entered into an employment agreement with David B. Dechant, the Company’s Chief Financial Officer. Under this agreement, Mr. Dechant may be terminated (each as defined in the agreement) “for Cause,” “without Cause” (which would include, but not be limited to a termination resulting from the Company materially modifying his duties and responsibilities without employee’s written consent or the transfer of the principal location of the Company more than thirty (30) miles from the initial location without his written consent), at the discretion of Mr. Dechant, and in the event of disability or death. Upon Mr. Dechant’s termination by the Company without Cause, the agreement provides for a severance benefit equal to six (6) months base salary (as originally set forth in the agreement), plus one month of such base salary for each year of service with the Company, but not to exceed eighteen months. Such severance is to be paid by the Company in a lump sum following termination.

Releases

On October 2, 2012, the Company entered into Termination and Release Agreements (the “Releases”) with each of Nancy K. Hedrick, Thomas P. Clinton, Beverly N. Hawkins, William J.

Buchanan and David B. Dechant. The Releases relate to severance payments payable under the employment agreement of each dated March 1, 2009, or in the case of Mr. Dechant, May 6, 2005 (collectively, the “Employment Agreements”) upon each executive’s termination of employment. The Releases provide generally that the employment of all the executives will be terminated effective upon the consummation of the Merger. In the case of all executives other than Ms. Hedrick, the executive will then receive full severance benefits pursuant to his or her respective Employment Agreement. Mr. Dechant’s Employment Agreement, as discussed above, requires payment of severance benefits upon termination. The Employment Agreements of Messrs. Clinton and Buchanan and Ms. Hawkins require payment over twelve months following the time of termination. In the case of Ms. Hedrick, whose Employment Agreement provided for a severance benefit of 275% of Base Salary (as defined in Ms. Hedrick’s Release) payable over the twelve months following the termination following a Change in Control (as defined in Ms. Hedrick’s Release), the Release provides that Ms. Hedrick will instead receive severance equal to 200% of Base Salary, in exchange for payment of severance benefits within five (5) business days following the Effective Time.

In addition to setting the termination of employment of the executives upon the consummation of the Merger, the Releases also provide for the release by each executive of certain claims by each executive with respect to the Company, Merger Sub and Parent. Harris, although not a party to the Releases, executed the Releases to acknowledge and agree to them.

Disclosure of the severance and other amounts to be paid to each executive upon the consummation of the Merger is set forth under Item 8 “— Golden Parachute Compensation.”

Cash Consideration Payable for Company Common Stock Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own Company Common Stock validly tender their Company Common Stock into the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company who validly tender their Shares into the Offer. As of October 1, 2012, the Company’s executive officers and directors beneficially owned, in the aggregate 2,448,615 shares of Company Common Stock. If the executive officers and directors were to tender all of their Shares into the Offer, and those Shares were accepted for purchase and purchased by Merger Sub, the executive officers and directors would receive an aggregate amount of $2,693,477 in cash, without interest and less any applicable withholding taxes.

Employee Matters Following Closing

The Merger Agreement provides that any employee of the Company continuing following the consummation of the Merger will have all service with the Company recognized for vesting and eligibility purposes in any benefit plan of Parent in which any such former Company employee would be eligible to participate after the Effective Time. Excluded is participation in any retiree health care plans or programs maintained by Parent or any of its subsidiaries and any equity compensation arrangements maintained by Parent or any of its subsidiaries. Service by former Company employees will also be excluded for purposes of early retirement subsidies under any benefit plan of Parent that is a defined benefit pension plan, and also for benefit accrual purposes, except for vacation if applicable.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

The Merger Agreement provides that, for a period of six years after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless (and advance expenses to), to the fullest extent permitted under applicable law, each present and former director and officer of the Company and its subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement.

The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the directors and officers of the Company than the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement). However, in no event will the Surviving Corporation be required to expend premiums for such coverage that in the aggregate are in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. If the Surviving Corporation fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time, provided that the Surviving Corporation may substitute other policies, of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date of the Merger Agreement, and provided further that in no event will the Surviving Corporation be required to expend an annual premium for such annual coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of the Agreement. In the event that such annual insurance cannot be obtained at an annual premium equal to or less than the maximum described above of 200% of the last annual premium paid by the Company, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors and officers insurance obtainable for an annual premium equal to such maximum premium.

If the Surviving Corporation or any of its respective successors or assigns consolidates with or merges with or into any other person and will not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the Surviving Corporation’s obligations discussed in the paragraphs above. These indemnifications and insurance provisions are binding on all successors and assigns of the Company, Parent and the Surviving Corporation and are intended to be for the benefit of, and to grant third party beneficiary rights, to each present and former director and officer of the Company and any of its subsidiaries.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on October 1, 2012, the Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and the Company’s stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iv) authorized and approved the Top-Up Option and the issuance of newly issued Company Common Stock pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Capital Stock to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement.

On October 2, 2012, each of the Company and Parent issued a press release announcing that it had entered into the Merger Agreement. A copy of the joint press release is filed as Exhibit (a)(1)(D) to this Schedule 14D-9 and is incorporated by reference herein.

Background of the Offer; Reasons for the Board’s Recommendation

Background of the Offer

The following is a description of the background of the Offer, particularly contacts between Constellation, Harris and Merger Sub and CSI that culminated in the execution of the Merger Agreement. The information set forth below regarding Constellation, Harris and Merger Sub was provided by Constellation, Harris and Merger Sub, and none of the Company or any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company, its affiliates or its representatives did not participate.

Since going public in a reverse merger in 2005, the Company has been managed with the goal of improving long-term value for its stockholders. Generally, management and the Board believed that the opportunities for creating value have been better driven by reinvesting our capital in new products, acquisitions and organic growth. Accordingly, our strategy has generally been to remain independent and not be acquired or merged. Our strategy provided that we take advantage of acquisition opportunities that arise which help us achieve greater geographic presence and economies of scale. We have examined potential acquisitions of companies and businesses within our industry. In determining a suitable acquisition target, we have sought to carefully analyze a target’s potential to, among other things, add to and complement our product mix, expand our existing revenue base, improve our margins, expand our geographic coverage, strengthen our management team and, above all, improve stockholder returns. This strategy led to our acquisition of McAleer Computer Associates, Inc. in 2007, of ICS Systems, Inc. in 2008 and Version3, Inc in 2008.

This strategy to grow through acquisitions has been periodically reevaluated by management and the Board, particularly in response to inquiries from potential acquirors, primarily competitors, and investors and investment firms who were interested in exploring making an investment, acquiring the Company or entering into a combination. The Board considered such preliminary proposals and inquiries, and other strategic alternatives, in light of their potential for return on stockholder value. Considerations as to stockholder value included the business, industry, economic and investment climates; the capability and experience of management; the potential success of the Company’s sales and operations efforts; the potential of new initiatives, expanded geographic reach or potential restructuring; the costs associated with creating interest in and increasing liquidity for the Company’s stock; the Company’s current and projected financial condition and liquidity; the desires of Company stockholders to achieve value through increased profitability; and the potential benefits to the Company of being part of a larger entity.

Constellation is engaged in, among other things, acquiring, managing and building vertical market software businesses. In the ordinary course of its business, Constellation reviews potential tuck-in and platform acquisition opportunities. Constellation identified the Company as a potential acquisition target for its Harris operating group in the first quarter of 2010.

In September 2009, representatives of Constellation contacted Barron Partners LP, a Delaware limited partnership and the sole owner of the Company Preferred Stock (“Barron”), for more information regarding Barron’s ownership interest in the Company. Representatives of Constellation also contacted Nancy Hedrick regarding a potential financing arrangement between Constellation and the Company. Throughout the fourth quarter of 2009, Jerry Canada, at the time General Manager of Spectrum and Schools at Harris, and Bryce Cooper, Executive Vice President of Business Development at Harris, engaged in periodic discussions with Ms. Hedrick, and in the first quarter of 2012, Messrs. Canada and Cooper advised Ms. Hedrick of Constellation’s potential interest in pursuing a strategic transaction with the Company.

On March 22, 2010, Messrs. Canada and Cooper met Ms. Hedrick and other executive officers of the Company at the Company’s headquarters. On March 23, 2010, Constellation and the Company executed a mutual confidentiality agreement to permit Constellation to conduct due diligence concerning the Company’s business.

In April 2010, Mr. Canada, Mr. Cooper, Ms. Hedrick and David Dechant, the Company’s Chief Financial Officer, engaged in various discussions concerning the additional information Constellation would need to evaluate the Company. On May 19, 2010, Mr. Dechant provided certain 2009 sales and employee information to Mr. Canada.

In the third quarter of 2010, Messrs. Cooper and Canada began discussions with Barron to acquire Barron’s interest in the Company. In a non-binding letter dated August 24, 2010 sent from Mr. Cooper to Andrew Barron Worden, Managing Partner of Barron, Harris proposed a transaction in which Barron would convert all but one share of Preferred Stock and sell the resulting Common Stock to Harris at $1.00 per share, subject to certain conditions, including approval of the Board.

Following further discussions, Mr. Cooper sent a revised non-binding letter setting forth substantially similar terms as the August 24, 2010 letter but offering a purchase price of $1.07 per share.

Through late 2010 and early 2011, Barron and several holders of Common Stock recommended to management that the Company explore strategic options to improve stockholder liquidity and returns, including a potential sale of the Company.

In a non-binding letter sent to Anthony Sobel, Chairman of the Board, by Mr. Cooper on May 9, 2011, Harris proposed acquiring the Company for $1.00 per share of Common Stock and Preferred Stock, subject to customary due diligence and other conditions.

In May 2011, in response to the concerns of Barron and other stockholders with respect to liquidity, the Board engaged Hyde Park Capital Advisors, LLC (“Hyde Park Capital”) to assist the Company in evaluating potential strategic alternatives.

During the first half of 2012, Barron continued to speak with the Company concerning its desire for liquidity. Given the tone of these communications and Barron’s substantial stake on an as-converted basis, the Board was concerned that Barron would effectuate the sale of a controlling interest in the Company, without benefiting all stockholders. In an effort to promote fair and equal treatment of all the Company’s stockholders and discourage coercive takeovers of the Company, on August 11, 2011, the Board gave preliminary approval to, but did not implement, a stockholder rights plan. The proposed plan was put on the shelf to be utilized upon short notice in the future if warranted by the Board.

Also at its August 11, 2011 meeting, the Board authorized Hyde Park Capital to contact potential investors to purchase Company Preferred Stock from Barron, subject to Barron entering into an acceptable non-disclosure agreement which would contain, among other things, a standstill provision. On September 7, 2011, the Company and Barron entered into a cooperation agreement which contained customary non-disclosure provisions addressing any non-public information the Company may provide to Barron in connection with the sales process and a standstill provision limiting Barron’s ability to sell the Company Preferred Stock until March 7, 2012 without the approval of the Board. The primary purpose of the cooperation agreement was to give the Company and Hyde Park Capital a period of time to solicit potential investors to purchase all or a portion of Barron’s investment in the Company.

In October 2011, the Company completed drafts of a confidential information memorandum and confidential investment opportunity overview and directed Hyde Park Capital to contact potential financial buyers concerning a potential purchase of Company Preferred Stock from Barron.

On November 28, 2011, Hyde Park Capital held a conference call with Bidder A, a financial buyer, which made a verbal proposal to acquire all of the Company Common Stock and Company Preferred Stock at a discount to the then current Company Common Stock price of $0.38 per share, which the CSI determined to be an inadequate price.

On December 13, 2011, Constellation contacted Hyde Park Capital to express renewed interest in acquiring the Company, but Hyde Park Capital informed Constellation that the process was not open to strategic buyers at that time. Additionally, Constellation indicated that it would not execute a non-disclosure with a standstill provision and would not participate in the Hyde Park Capital sales process.

On December 20, 2011, management held a conference call with Bidder B, a financial buyer, who subsequently submitted a proposal on February 17, 2012, to acquire all of the Company Common Stock and Company Preferred Stock at $0.66 per share, which the Board determined to be an inadequate price.

On December 21, 2011 and again on January 11, 2012, the Company and Hyde Park Capital participated in conference calls with Bidder C, a financial buyer.

In early 2012, Mr. Worden indicated that Barron intended to sell the Company Preferred Stock to Constellation following the expiration of the standstill on March 7, 2012 if the Company did not redeem a portion of his Company Preferred Stock or find an alternative purchaser by such time. Mr. Worden suggested that the Company utilize bank loans or other debt to facilitate such a purchase. Mr. Worden also encouraged the Company to seek out strategic buyers in addition to financial buyers.

In a meeting on January 19, 2012, the Board discussed alternatives for purchasing the Company Preferred Stock or otherwise providing liquidity to Barron, including a leveraged recapitalization and an employee stock purchase plan. The Board was concerned that the use of significant debt to fund a full or partial redemption of Barron’s preferred shares could, among other things, strain the financial resources of the Company, particularly with respect to working capital and funds needed for software development and other capital expenditures and expenses. The Board was also concerned as to the fairness to other stockholders of a buyout of Barron at a premium to market. The Board directed Hyde Park Capital to expand the sales process to strategic buyers and authorized management to explore an equity offering to fund a purchase of the Company Preferred Stock.

On January 25, 2012, Hyde Park Capital contacted Mr. Cooper to indicate the sales process had been expanded to strategic buyers, and that Constellation could participate in the sales process once it had executed a non-disclosure agreement with a standstill provision.

On February 1, 2012, management held a meeting with Bidder C at the Company’s headquarters. Bidder C submitted a letter of intent on February 10, 2012 offering $0.83 per share for the Company Preferred Stock, $0.30 per share for the Company Common Stock and repayment of the Company’s subordinated debt. The Company determined that the proposed purchase price was inadequate.

On February 10, 2012, Constellation once again indicated that it would not execute a non-disclosure agreement with a standstill provision and would not participate in the Hyde Park Capital sales process.

On February 22, 2012, the Board held a meeting to consider its options in light of the upcoming expiration of Barron’s standstill agreement on March 6, 2012. The Board reviewed recent events, including: (i) continued pressure in conversations with Barron for the Company to buy out some or all of its shares; (ii) Harris declining to participate in the Company’s process of evaluating potential investors; (iii) the upcoming expiration of the standstill with Barron on September 7, 2012; and (iv) evidence of discussions having taken place between Barron and Harris. From these events, it was the consensus of the Board that a realistic threat existed of Barron seeking to facilitate a coercive takeover attempt by a strategic buyer, which could result in detrimental treatment of the Company’s other stockholders and the realization of less than optimal value for the Company. With the assistance of Hyde Park Capital and Smith Moore Leatherwood LLP (“Smith Moore Leatherwood”), the Company’s outside legal counsel, the Board reviewed the adoption of a rights agreement to discourage Barron from selling control of the Company without Board approval and adequate consideration being paid to the holders of Company Common Stock. The Board also considered alternatives to redeeming the Company Preferred Stock. Action on implementing a rights agreement was deferred until a later meeting, so as to give the Board full knowledge of any intervening events which might occur prior to the expiration of Barron’s standstill.

The Board next met on March 1, 2012. The directors were briefed on the absence of any progress in coming to a resolution with Barron. Management reported its belief that Barron remained committed to either the Company redeeming its shares or Barron initiating a sale of the Company otherwise. After discussion of the alternatives available to the Company with assistance from Hyde Park Capital and Smith Moore Leatherwood, the Board authorized and directed the issuance, and declared a dividend of one common share purchase right for each outstanding share of Common Stock outstanding as of the close of business on March 6, 2012, pursuant to a rights agreement, to be dated as of March 5, 2012 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, the transfer agent for the Company Common Stock. In approving the plan, the Board was concerned that Barron could effectuate a sale of the Company that would not result in fair and equal treatment of all stockholders, or realize the highest per share value for the Company.

In March 2012, Constellation again expressed its interest in acquiring the Company, and on March 30, 2012, Constellation submitted a letter to the Board expressing its desire to acquire all of the Company Common Stock and Company Preferred Stock for $1.00 per share, subject to satisfactory completion of due diligence, the redemption or termination of the Rights Agreement and execution of a definitive agreement. Constellation publicly disclosed the letter in a press release dated March 30, 2012 and filed the press release with the SEC by means of a Schedule TO.

On April 3, 2012, the Company issued a press release announcing that the Board would review Constellation’s offer and respond in due course and filed a Form 8-K and Schedule 14D-9 disclosing the press release.

Representatives of Bidder D and Bidder E, both strategic buyers, contacted management on April 3 and April 4, 2012, respectively, expressing interest in pursuing strategic transactions with the Company. On April 4, 2012, subsequent to an earlier conference call, Bidder F, a financial buyer, submitted a proposal offering $0.72 per share.

The Board met on April 4, 2012 to consider its response to Constellation’s offer. Smith Moore Leatherwood and Dewey & LeBoeuf LLP (“Dewey”), outside legal counsel to the Company, advised the Board of its duties under Delaware law and certain potential responses to Constellation’s offer. The Board resolved to enter into the due diligence process with Constellation upon execution of a non-disclosure agreement with a standstill provision. The Board also instructed Hyde Park Capital to prepare a valuation of the Company.

On April 5, 2012, the Company issued a press release indicating that it would request additional information from Constellation about its proposal and would review Constellation’s proposal in more detail once that information had been received. The press release also disclosed that the Board had not reached a conclusion as to whether it should pursue or reject the proposal. The Company filed the press release with a Form 8-K and a Schedule 14D-9.

Also on April 5, 2012, lawyers from Smith Moore Leatherwood and Dewey contacted Hogan Lovells US LLP (“Hogan Lovells”), Constellation’s outside legal counsel. Smith Moore Leatherwood and Dewey communicated, among other things: (i) that the Company had issued a press release, (ii) the Board, as disclosed in its press release, wanted to obtain more information on Constellation’s offer, (iii) the Board had made no decision on selling the Company, and was still studying its strategic options, and (iv) that the Board wished to know if Constellation’s due diligence review could lead to an increase in the offer price. They discussed the process going forward, including the anticipated scope of Constellation’s due diligence and the Company’s desire for Constellation to execute a non-disclosure agreement with a standstill provision.

On April 6, 2012, Hogan Lovells informed Smith Moore Leatherwood and Dewey that Constellation would provide a due diligence request list but would not agree to a standstill provision. Hogan Lovells also stated that Constellation would consider a price increase based on results of its due diligence.

On April 9, 2012, Barron issued a press release in support of the Constellation offer, and in the following week, several holders of Company Common Stock similarly contacted the Company to express support for the offer.

On April 12, 2012, Smith Moore Leatherwood and Dewey contacted Hogan Lovells to further discuss the non-disclosure agreement and proposed standstill provision.

Also on April 12, 2012, management and Hyde Park Capital held a conference call with Bidder D to discuss a potential strategic transaction between the two companies. Hyde Park Capital also notified management that Bidder G, a strategic buyer, was interested in exploring an acquisition of the Company, and an introductory conference call with Bidder G and management was held on April 16, 2012.

On April 17, 2012, Hyde Park Capital and Bidder D held a conference call to discuss a potential merger of equals between the Company and Bidder D. Bidder D suggested that Barron could sell stock post-closing due to higher flow, increased trading volume and a higher stock price which would occur as a result of such a combination.

Also on April 17, 2012, Constellation sent a letter to the Company indicating that Constellation would agree to a standstill period of approximately two weeks and giving the Company until April 20, 2012 to respond. Constellation indicated that failure to accept by April 20, 2012 would result in public withdrawal of the offer.

The Board met on April 19, 2012 to consider a response to Constellation’s April 17 letter and review the Hyde Park Capital sales process. The Board’s consensus was that a meaningful standstill was a condition to Constellation proceeding with due diligence. It was decided that management would respond directly to senior management of Constellation, rather than through attorneys.

Also on April 19, 2012, Bidder H, a strategic buyer, contacted the Company to express an interest in its cloud segment.

On April 20, 2012, Ms. Hedrick sent a letter to Mark Leonard, Constellation’s President, indicating the Company’s interest in Constellation’s offer and setting forth conditions to proceeding, including an appropriate standstill.

On April 24, 2012, Bidder G submitted a proposal to purchase the Company for $1.05 per share and requested exclusivity. Hyde Park Capital indicated that exclusivity would not be feasible at that time.

On April 26, 2012, Bidder H made an onsite visit to the Company to discuss purchasing the cloud segment.

At the Board meeting held on April 27, 2012, management and Hyde Park Capital updated the Board on the sales process. The primary purpose of such meeting, however, was consideration of a reorganization of the cloud segment recommended by management. The reorganization entailed the sunsetting of the cloud email product, with a resulting write-down of $1.5 million in the second quarter. The reorganization approved by the Board also entailed a write-down of the Version3 logo in the amount of $650,000.

On April 27, 2012, Ms. Hedrick and Mr. Leonard had a conference call and agreed to a 90-day standstill provision. The Company sent a draft non-disclosure agreement to Constellation the following day.

Also on April 27, 2012, management held a conference call with Bidder E in which Bidder E indicated it may bid above $1.00 per share. The Company granted Bidder E access to an online data room after Bidder E executed a non-disclosure agreement.

On May 1, 2012, Bidder I, a strategic buyer, contacted Ms. Hedrick to express an interest in the Company’s cloud email solution.

The Board met on May 7 and May 8, 2012, in conjunction with the Company’s annual stockholders meeting and a regular quarterly board meeting. The Board reviewed strategic options available to the Company that did not involve a sale of the Company.

Also on May 7, 2012, Smith Moore Leatherwood, Dewey, Hogan Lovells and Mark Dennison, General Counsel of Constellation, held a conference call and discussed the draft non-disclosure agreement.

On May 8, 2012, management met with representatives of Bidder H to discuss technical issues surrounding the Company’s hosted voice solution. No formal offer was ever submitted by Bidder H.

On May 9, 2012, management met with representatives of Bidder G at the Company’s headquarters to introduce both organizations and the transaction process.

On May 10, 2012, Constellation executed a confidentiality agreement (the “Confidentiality Agreement”) that included a 90-day standstill provision.

On May 17, 2012, management made an onsite visit to Bidder G to demonstrate the SmartFusion software product as well as to discuss Bidder G’s desire for exclusivity before proceeding with due diligence.

On May 21 and May 22, 2012, management met with representatives of Bidder E at the Company’s headquarters to introduce both organizations and to review the need for Hyde Park Capital to lead the transaction process.

On May 29 and May 30, 2012, management met with representatives of Bidder D at the Company’s headquarters to introduce both organizations and to discuss potential synergies.

On June 6 and June 7, 2012, management met with representatives of Constellation at the Company’s headquarters to discuss procedures for a potential transition.

On June 12, 2012, Ms. Hedrick and Bill Buchanan, the Company’s Senior Vice President of Technology and Cloud Services, held a follow-up call with Bidder I to review its proposed acquisition of the Company’s cloud email solution. Bidder I presented a plan and committed to providing a term sheet.

Also on June 12, 2012, Hyde Park Capital and Jeff Bender, the Chief Executive Officer of Harris, participated in a conference call in which Mr. Bender confirmed Constellation’s bid of $1.00 per share and stated that Constellation was interested in buying all of the Company even though Constellation’s primary interest was the Company’s software business.

On June 13, 2012, Bidder D contacted Hyde Park Capital to indicate they were dropping out of the process because of a lack of identifiable synergies.

On June 20, 2012, the Company received a term sheet from Bidder I outlining a revenue sharing arrangement for the Company’s cloud email solution. The Board determined that the offer was not favorable to the Company.

On June 26, 2012, Bidder G returned for a follow-up onsite visit with management. The parties discussed synergies among the products of the companies, the deal process and access to the Company’s confidential information.

At a meeting on June 26, 2012, the Board reviewed Hyde Park Capital’s preliminary valuation of the Company and instructed Hyde Park Capital to inform Constellation that it was not the highest bidder. Hyde Park Capital and management updated the Board on the status of the sales process, including that Bidder E had declined to submit a proposal at that time.

On July 5, 2012, Ms. Hedrick met with Bidder G’s chief executive officer to discuss management roles post-transaction and to further discuss the details of how a deal could be structured.

Also on July 5, 2012, management and Bidder B held a conference call to follow up on Bidder B’s December 2011 call and to discuss a potential deal structure.

On July 9, 2012, Bidder E submitted a term sheet proposing a cash offer for selected assets and liabilities of the technology and cloud segments of the Company.

On July 11, 2012, Bidder J contacted Ms. Hedrick and Hyde Park Capital expressing an interest in acquiring the Company and on July 12, 2012, Bidder J submitted a proposal to acquire the Company for $1.05 per share.

On July 12, 2012, Smith Moore Leatherwood, Hyde Park Capital and management had a call with Bidder G’s management team to discuss acquisition issues.

On July 16, 2012, Constellation submitted a term sheet to the Company, reiterating the $1.00 per share offer and outlining other terms of a proposed transaction.

Also on July 16, 2012, Bidder G withdrew from the sales process.

On July 17, 2012, management demonstrated SmartFusion to Bidder B via a web call.

On July 18, 2012, Hyde Park Capital and Smith Moore Leatherwood had a telephone conference with Bidder B to discuss acquisition issues.

On July 24 and July 25, 2012, the management teams of Bidder B and the Company met at the Company’s headquarters to introduce both organizations. Bidder B expressed an interest in the Company’s software segment.

At the Board meeting held July 26, 2012, Hyde Park Capital provided an update on the various bidders, including the fact that Bidder E was asked to increase its offer for the assets of the technology and cloud segments but Bidder E declined to do so. The Board discussed concerns about the ability of Bidder I to finance and close the transaction and gave management authority to end negotiations with Bidder I. Hyde Park Capital also presented Bidder B’s cash offer to buy the assets of the software segment, which upon advice of legal counsel and Hyde Park Capital was not considered feasible. The Board discussed the advantages and disadvantages of approaching Constellation about possibly acquiring only the software segment via a tender offer, in tandem with the concurrent sale of the technology segment in an asset sale. Hyde Park Capital and Smith Moore Leatherwood reviewed the risks and difficulties of closing a two-step transaction involving Constellation and Bidder E. The Board authorized Hyde Park Capital to approach Constellation to determine whether Constellation was interested in submitting a tender offer bid for the software segment only.

On July 27, 2012, Hyde Park Capital notified Bidder B that a cash offer for the software segment was not feasible for a publicly-traded company.

Also on July 27, 2012, Hyde Park Capital and Constellation discussed the possibility of Constellation submitting a bid for the software segment only as part of a two-step transaction with another bidder, and Constellation expressed a willingness to consider a two-step transaction. Hyde Park Capital also asked Constellation to consider whether it would increase its bid for all of the Company to $1.15 per share.

On July 31, 2012, Constellation contacted Hyde Park Capital to indicate that it would continue to bid for all of the Company and would raise its offer to $1.10 per share.

The Board met on August 1, 2012, and, after being informed of Constellation’s desire to only bid on all of the Company at an increased price of $1.10 per share, the Board authorized Smith Moore Leatherwood, Hyde Park Capital and management to proceed with developing a deal timeline, drafting a definitive agreement, extending the Confidentiality Agreement (including the standstill period then set to expire on August 9, 2012), granting Constellation exclusivity for a period of approximately 60 days and continuing with Constellation’s due diligence.

On August 6, 2012, Ms. Hedrick and Mr. Leonard signed an agreement to extend the Confidentiality Agreement, including an extension of the standstill period, and to enter into exclusivity with Constellation until September 30, 2012. The Company agreed to report all third party bids or approaches and close the due diligence process to all parties other than Constellation.

The Board met on August 13, 2012 for its quarterly meeting. Hyde Park Capital, Smith Moore Leatherwood and management updated the Board on exclusivity with Constellation, the status of due diligence and a proposed deal timeline.

On August 15, 2012, Hogan Lovells provided an initial draft of the Merger Agreement to Smith Moore Leatherwood.

On August 21 through August 23, 2012, representatives of Harris visited the Company’s headquarters to discuss post-transaction operational issues.

On August 24, 2012, Smith Moore Leatherwood delivered a revised draft of the Merger Agreement to Hogan Lovells.

On August 29, 2012, Hogan Lovells delivered a revised draft of the Merger Agreement to Smith Moore Leatherwood.

At a meeting on September 7, 2012, the Board reviewed the terms and conditions of the proposed transaction and the strategic options available to the Company. At the meeting, Smith Moore Leatherwood reviewed the terms of the Merger Agreement, potential conflicts of interest amongst the directors and executive officers of the Company and the fiduciary duties of the Board in connection with the proposed transaction. Management discussed the financial elements of the transaction and the reasons for entering into the transaction, including the future prospects of the Company. Hyde Park Capital also discussed the financial aspects of the proposed transaction and reviewed a draft form of the proposed fairness opinion.

Also on September 7, 2012, Smith Moore Leatherwood delivered a revised draft of the Merger Agreement to Hogan Lovells.

Subsequently in September 2012, Hyde Park Capital disclosed contact information for Bidder E to Harris in connection with Constellation’s review of a potential two-step transaction.

On September 11, 2012, through September 13, 2012, Constellation’s due diligence team made a site visit to the Company’s headquarters to review Company materials, meet with various staff and to discuss post-transaction operational issues.

On September 14, 2012, management, Smith Moore Leatherwood, Hyde Park Capital, Constellation management and Hogan Lovells discussed remaining significant issues related to provisions in the Merger Agreement. These issues included certain representation and warranties of the Company, particularly relating to material contracts, the amount of the termination fee and reimbursement of Constellation’s legal expenses in the event of certain terminations of the Merger Agreement relating to a competing takeover proposal; and the directors and officers “tail” insurance to be maintained following the Merger on the former officers and directors of the Company. A compromise was reached on the termination fee, at $1 million in tandem with the elimination of the provision requiring the Company to reimburse Constellation’s legal fees in such event. A tentative agreement was reached on the directors’ and officers’ insurance issue. Constellation agreed to several requests for changes from the Company on minor issues. The Company agreed to go back and investigate whether it could give the more demanding representations and warranties regarding material contracts requested by Constellation.

On September 18, 2012, Smith Moore Leatherwood delivered a revised draft of the Merger Agreement to Hogan Lovells.

On September 21, 2012, Hogan Lovells delivered a revised draft of the Merger Agreement to Smith Moore Leatherwood.

In the week of September 24, 2012, representatives of Constellation informed the Company that Constellation was considering lowering the proposed offer price from $1.10 per share to offset increased transaction expenses.

On September 26, 2012, Smith Moore Leatherwood and Hogan Lovells discussed certain provisions in the Merger Agreement and the Tender and Voting Agreements.

On September 28, 2012, management, Hyde Park Capital and Constellation’s management discussed, among other things, Constellation’s proposal to lower the purchase price from $1.10 per share. After Ms. Hedrick offered to waive a portion of the severance payments to which she was entitled under the terms of her employment agreement and Hyde Park Capital offered to lower its fees payable upon consummation of a merger of the Company, Constellation agreed to maintain the proposed purchase price at $1.10 per share.

Hogan Lovells delivered a revised draft of the Merger Agreement to Smith Moore Leatherwood on September 28, 2012 and further revisions on September 29, 2012.

On September 30, 2012, Hogan Lovells delivered an execution version of the Merger Agreement to Smith Moore Leatherwood.

At a Board meeting on October 1, 2012, Hyde Park Capital delivered its fairness opinion to the Board, a copy of which appears as Exhibit (a)(2)(A) and Annex B to this Schedule 14D-9. Following careful consideration of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, the Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated in the Merger Agreement are in the best interests of the Company and its stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Capital Stock to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement. In addition, the Compensation Committee of the Board reviewed the terms of, and approved, certain employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

The Merger Agreement was executed by the Company, Harris, Merger Sub and, solely for purposes of Section 9.14 thereof, Constellation before the opening of the U.S. financial markets on October 2, 2012. Concurrently with the execution of the Merger Agreement, Harris and Merger Sub entered a Tender and Voting Agreement with Barron and each executive officer and director of the Company, and the Company entered into termination and release agreements with Ms. Hedrick, Messrs. Buchanan and Dechant, Beverly Hawkins, Senior Vice President of Financial Software Solutions at the Company, and Thomas Clinton, Senior Vice President of Strategic Relationships and a director of the Company. On October 2, 2012, before the opening of the U.S. financial markets, Constellation and Harris issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding shares of Company Capital Stock at a price of $1.10 per share in cash.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to adopt the Merger Agreement, to approve the Offer, the Merger and the other transactions contemplated by the Merger Agreement, to authorize and approve the Top-Up Option and the issuance of newly issued Company Common Stock pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Capital Stock to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement, the Board (i) consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters, (ii) with its financial advisor regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company’s stockholders (other than Harris, Merger Sub and any direct or indirect wholly-owned subsidiary of Harris) of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement; and (iii) with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to adopt the Merger Agreement and to approve the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement:

•	Premium to Market Price. The Offer represents a 189.5% premium over the closing market price of $0.38 on March 29, 2012, one day prior to the public disclosure of Constellation’s initial $1.00 offer.

•

Business and Financial Condition and Prospects. In the Board’s view, the Company had pursued, over the past 3-4 years, a growth strategy which attempted to build a stream of recurring revenue using Cloud-based computing solutions, including Voice over IP and Email. By the spring of 2012 it became clear that the Email solution required an installed base of student and staff users much larger than expected in order to break even. As a result, in the first quarter of 2012, the Company exited Cloud-based email and helped their existing customers make alternative plans.

Management also set a strict list of milestones to be achieved by Cloud-based Voice over IP over the next six quarters to determine if it could achieve profitability or would also need to be discontinued.

Without the growth in sales and earnings that had been anticipated from these Cloud-based businesses, the Board noted that the Company did not have an obvious growth strategy beyond adding new customers in its existing geographic areas and with its existing product offerings.

•

Stockholder Desire for a Liquidity Event. The lack of liquidity in the Company stock and its trading substantially below market value resulted in some investors being unable to trade substantial amounts of stock in our over-the-counter market. This lack of liquidity had largely been the case since the Company’s stock was initially traded in February 2005. Further, many warrants expired with minimal conversion. As a result, investor relations efforts had only limited success due to this illiquidity of stock, in addition to other facts such as the recent financial downturn. Therefore, when Constellation’s Offer was made public in March 2012, management received calls from several stockholders urging management to accept the offer since investors had been unable to liquidate their stock holdings in a financially desirable way due to the lack of trading in the Company’s stock.

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Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussion with representatives of Hyde Park Capital, of possible strategic alternatives available to the Company and the contacts representatives of Hyde Park Capital made, following which the Board determined that Harris was the party likely to be able to provide the highest value to the Company’s stockholders.

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Buying Out Barron. Prior to the beginning of this process, Barron held a substantial number of preferred shares representing, on a fully diluted basis, nearly 50% of the outstanding common and preferred shares of the Company. Beginning in early 2012, Mr. Worden of Barron had pressured the Company on numerous occasions to accelerate its efforts to find Barron an exit. He suggested that the Company buy out a portion of his preferred stock utilizing bank loans or other debt. However, the Board was concerned with taking on significant debt in order to fund a full or partial buy-out of Barron’s preferred shares and was concerned about the fairness of taking out an individual stockholder (rather than all stockholders), as well as utilizing short-term debt to fund such a redemption, given the Company’s current long-term operational needs. This option would not provide liquidity for the Company’s other stockholders. Also, there was concern that Hyde Park Capital or other investment banking firms would be reluctant to give a fairness opinion that such a buyout of Barron would be fair to all stockholders.

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Merger of Equals. In its search for strategic buyers, one option that was explored by Hyde Park Capital was the search for buyers of approximately the same size and stature of the Company, in order to structure a “merger of equals.” However, there did not appear to be any attractive prospects for such a transaction. Further, even if this were possible, it appeared such a move would further delay stockholders’ liquidity, would not address Barron’s request for an exit from the Company and the Company would face integration risks.

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Secondary Stock Offering. The Board explored the possibility of a secondary stock offering. However, the Board did not believe this would be successful due to the lack of liquidity of the Company’s stock and the current difficulties for microcap companies in the public stock markets. Additionally, Hyde Park Capital advised the Board that they believed this option was unrealistic due to the small size of the Company and the small size of the potential offering.

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Expand Through Acquisition. The Board explored the possibility of expanding the Company through acquisitions. However, the Board felt this was not proper due to current capital and cash limitations given the long term operational needs of the Company. Additionally, the Company’s low stock price made any stock for stock transactions unappealing. Further, even if attractive, such acquisitions would further delay stockholders’ liquidity, would not address Barron’s request for an exit from the Company and the Company would then face integration risks.

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Going Private. The Board explored the possibility of going private. However, the Company would need a capital source partner to fund such a transaction and indications from potential private equity investors signaled a probable valuation much lower than the Offer. Further, this would not be possible without buying out Barron, which would be very difficult as discussed above. Finally, this avenue would reduce already limited liquidity for stockholders even further.

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Negotiations with Harris. The Merger Agreement was the product of extensive arms-length negotiations, which resulted in an increase from $1.00 to $1.10 in the price per Share offered by Harris and improvement from the Company’s perspective in the deal protection and other provisions of the Merger Agreement.

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Presentation and Opinion of Hyde Park Capital. The presentation to the Board at its meeting on October 1, 2012 by representatives of Hyde Park and in consideration of its written opinion delivered to the Board, dated October 1, 2012, as to the fairness, from a financial point of view, as of that date, to the Company’s stockholders (other than Harris, Merger Sub and any direct or indirect wholly-owned subsidiary of Harris) of the Offer Price, as more fully described in this Item 4 under the headings of “The Solicitation and Recommendation — Opinion of Hyde Park Capital, the Company’s Financial Advisor.” The full text of the written opinion of Hyde Park Capital is included hereto as Exhibit (a)(2)(a) and Annex B.

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Use of Reasonable Best Efforts. Harris’ agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain conditions.

•	Speed and Likelihood of Consummation.

•	The Outside Date under the Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

•

The structure of the transaction as a two-step transaction potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their shares of Company Capital Stock into the Offer will receive the same cash price as is paid pursuant to the Offer.

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If a sufficient number of shares of Company Capital Stock are tendered into the Offer, Merger Sub will be able, subject to certain conditions, to exercise the Top-Up Option to purchase additional shares of Company Common Stock sufficient to cause Merger to own 90% of the then-outstanding shares of Company Common Stock, which would permit Merger Sub to close the Merger more quickly than a one-step merger.

•	The likelihood that the Offer would be completed and the Merger would be consummated, including the fact that:

•	Merger Sub is required, subject to certain conditions, to extend the Offer.

•	The completion of the Offer is conditioned on meeting the minimum tender condition, which cannot be waived without the prior written consent of the Company.

•

The number of the outstanding shares of Company Common Stock that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Time to satisfy the minimum tender is that number of shares of Company Common Stock which, together with the shares beneficially owned by Parent or Merger Sub (if any), represents at least a majority of the Company Common Stock then outstanding (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof but excluding shares of Company Common Stock issuable upon conversion of the Company Preferred Stock).

•	There are no significant antitrust or other regulatory impediments.

•	Harris’ and Merger Sub’s obligations under the Offer are not subject to any financing condition.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•

Taxable Consideration. An all-cash transaction of either the whole company or a division or selected assets would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Operations. The announcement and pendency of the Merger, or failure to consummate the Merger, may harm relationships with the Company’s employees, suppliers and customers and may divert management and employee attention away from the day-to-day operation of the Company’s business.

•	Termination by Harris. The risk that Harris may terminate the Merger Agreement in certain limited circumstances though such failure may be beyond the control of the Company.

•

Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

•

Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Current Executive Officers, Directors and Affiliates.”

•

Termination Fee. The possibility that the $1,000,000 termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement were outweighed by the potential benefits of the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously adopted the Merger Agreement, approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, authorized and approved the Top-Up Option in accordance with the terms of the Merger Agreement and recommended that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement.

In considering the recommendation of the Board that you accept the Offer and tender your Company Capital Stock to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement, you should be aware that the Company’s directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required, approve the Merger Agreement. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Current Executive Officers, Directors and Affiliates.”

Intent to Tender; Tender and Voting Agreements

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity into the Offer.

Agreements of Directors and Executive Officers

In addition, all directors and executive officers of the Company have entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), with Harris and Merger Sub, whereby they have agreed to tender all of their shares of Company Capital Stock, owned of record or beneficially, and any such shares they may acquire prior to the closing of the Offer, to

Merger Sub pursuant to the Offer. The executives and directors have also agreed to vote such shares in connection with any required meeting of the stockholders in favor of approval of the Merger Agreement and the transactions set forth therein, in favor of any adjournment or postponement recommended by Parent with respect to any stockholder meeting with respect to the Merger Agreement and the Merger, and generally against any competing takeover proposal. The Tender and Voting Agreements terminate upon the earliest to occur of (a) the purchase of all of the shares subject to the agreement pursuant to the Offer, (b) the Effective Time of the Merger, (c) the date the Merger Agreement is validly terminated in accordance with its terms, (d) the date of any modification, waiver, change or amendment to the Merger Agreement executed after the date of the Tender and Voting Agreements that results in a decrease in the Offer Price or Merger Consideration, and (e) the written agreement of the parties to the Tender and Voting Agreements.

The form of the Tender and Voting Agreements is attached as Exhibit A to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9, and is incorporated herein by reference. The foregoing description of the Tender and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Voting Agreements.

Barron Agreement

Harris and Merger Sub likewise entered into a Tender and Voting Agreement (the “Barron Agreement”) with Barron Partners LP, the owner of all of the shares of Company Preferred Stock and certain shares of Company Common Stock. The Barron Agreement is attached to the Merger Agreement as Exhibit B.

The provisions of the Barron Agreement are substantially similar to those contained in the Tender and Voting Agreements. However, in the Barron Agreement, Barron waived certain rights and notices with respect to the Company Preferred Stock relating to the Merger Agreement and the transactions described therein (including the Offer and the Merger). The Company is a third party beneficiary of such waiver. Under the Barron Agreement, Barron was also granted the right to terminate the Barron Agreement if the Offer Closing shall not have occurred on or before March 29, 2013, or the Outside Date under the Merger Agreement.

The foregoing description of the Barron Agreement does not purport to be complete and is qualified in its entirety by reference to the Barron Agreement, which is incorporated herein by reference.

Opinion of Hyde Park Capital, the Company’s Financial Advisor

The Company engaged Hyde Park Capital to act as its financial advisor in connection with the proposed transaction. The Company’s Board selected Hyde Park Capital based on Hyde Park Capital’s qualifications, expertise and reputation and its knowledge of the industries in which the Company conducts its business. Hyde Park Capital, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On October 1, 2012 Hyde Park Capital rendered its opinion in writing, to the Company’s Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $1.10 per share consideration to be received by the holders of Company Capital Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

The full text of the written opinion of Hyde Park Capital, dated October 1, 2012, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is filed as Exhibit (a)(2)(A) and Annex B to this Schedule 14D-9. Hyde Park Capital provided its advisory services and opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Hyde Park Capital opinion is not a recommendation as to whether any holder of Shares should tender their Shares into the Offer or how such stockholder should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Holders of Shares are encouraged to read Hyde Park Capital’s opinion carefully and in its entirety. The following discussion of Hyde Park Capital’s written opinion is qualified in its entirety by reference to the full text of the written opinion of Hyde Park Capital, dated October 1, 2012, filed as Exhibit (a)(2)(A) and Annex B to this Schedule 14D-9.

In arriving at the opinion described above, Hyde Park Capital, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to CSI;

•

reviewed certain other information relating to CSI provided to or discussed with Hyde Park Capital by the Company, including (i) financial forecasts relating to the Company and (ii) certain industry and business information thereto prepared by the management of the Company;

•	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of CSI;

•

reviewed and compared the historical stock prices, multiples, margins, growth rates, and trading history for the shares of CSI, and compared that data with similar data for other publicly held companies in businesses it deemed relevant in evaluating CSI;

•

considered, to the extent publicly available, the financial terms of certain other merger or acquisition transactions, including premiums paid for public companies, which it deemed to be relevant, which have been effected or announced;

•	considered its experience in connection with marketing the Company for sale to a large group of potential strategic and financial buyers; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In preparing its opinion, Hyde Park Capital relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information reviewed by it, and Hyde Park Capital did not assume any responsibility for the independent verification of, nor did Hyde Park Capital independently verify, any of such information. With respect to the financial forecasts provided to or discussed with Hyde Park Capital by the management of CSI and the unaudited financial statements and other financial information prepared and provided to Hyde Park Capital by the management of CSI, Hyde Park Capital assumed that they were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of CSI. Hyde Park Capital assumed no responsibility for the assumptions, estimates and judgments on which such forecasts and interim financial statements and other financial information were based. In addition, Hyde Park Capital was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of CSI, nor was Hyde Park Capital furnished with any such evaluations or appraisals. With regard to the information provided to Hyde Park Capital by CSI, Hyde Park Capital relied upon the assurances of the members of management of CSI that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading. Hyde Park Capital also assumed that there had been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of CSI since the date of the most recent financial statements made available to Hyde Park Capital. Hyde Park Capital also assumed that in the course of obtaining any necessary regulatory and third party consents, approvals and agreements for the transactions contemplated by the Merger Agreement, no modification, delay, limitation, restriction or condition would be imposed that will have an adverse effect on CSI, or the transaction contemplated by the Merger Agreement, and that such transactions would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement therein that is material to Hyde Park Capital’s analysis. Representatives of CSI advised Hyde Park Capital, and Hyde Park Capital further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Hyde Park Capital. Hyde Park Capital’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Hyde Park Capital as of October 1, 2012. Although subsequent developments may affect its opinion, Hyde Park Capital has no obligation to update, revise or reaffirm its opinion. Hyde Park Capital made each of the assumptions set forth above with the consent of the Board.

Hyde Park Capital’s opinion was for the use and benefit of the Board in connection with the transactions contemplated by the Merger Agreement. Hyde Park Capital’s opinion may not be used by any other persons for any other purpose and was not intended to and did not confer any rights or remedies upon any other person. Hyde Park Capital’s opinion should not be construed as creating any fiduciary duty on the part of Hyde Park Capital to CSI, the Board, the stockholders of CSI or any other party. Hyde Park Capital’s opinion only addressed the fairness from a financial point of view of the consideration to be received by the stockholders of CSI other than the excluded persons pursuant to the Merger Agreement in the transactions contemplated by the Merger Agreement and did not address any other terms, aspects or implications of such transactions or any agreements, arrangements or understandings entered into in connection with such transactions or otherwise. In addition, Hyde Park Capital’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other transaction structures, transactions or business strategies that may have been available to CSI, the Board, or the stockholders of CSI nor did it address or constitute a recommendation regarding the decision of the Board to enter into the Merger Agreement or to engage in the transactions contemplated by the Merger Agreement. Hyde Park Capital’s opinion had been authorized for issuance by the Fairness Opinion Committee of Hyde Park Capital. Hyde Park Capital’s opinion did not constitute advice or a recommendation to any stockholder of CSI as to whether such person or entity should tender Shares into the Offer or how such person or entity should vote or act on any other matter relating to the transactions contemplated by the Merger Agreement. Hyde Park Capital expressed no opinion about the amount or nature of the compensation to CSI’s officers, directors or employees, or class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the consideration in such transactions.

The following is a summary of the material financial analyses delivered by Hyde Park Capital to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Hyde Park Capital, nor does the order of analyses described represent relative importance or weight given to those analyses by Hyde Park Capital. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Hyde Park Capital’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 28, 2012 because it was the latest practicable date for Hyde Park Capital to update the financial presentation before it was presented to the Board on October 1, 2012, and is not necessarily indicative of current market conditions.

Premium Paid Analysis. Hyde Park Capital analyzed the per Share value to be received by the holders of Shares pursuant to the transactions contemplated by the Merger Agreement compared to the market price of Shares as of March 29, 2012, the day prior to the first public announcement regarding a potential transaction, and the volume-weighted average market prices of Shares for the one-week, 30-day and 90-day periods ended March 29, 2012 as well as the implied discount to the 52-week high ended March 29, 2012. The results of the merger premium analysis are summarized as follows:

	Price per Share	Implied Premium / (Discount)
Unaffected Share price (3/29/2012)	$0.38	189.5%
5-day average	$0.34	223.5%
30-day average	$0.36	205.6%
90-day average	$0.31	254.8%
52-week high	$1.00	10.0%
52-week low	$0.20	450.0%

Hyde Park Capital reviewed implied premiums paid involving publicly held target companies relative to the historical closing stock prices of such target companies one day, five trading days and one month prior to public announcement of the relevant transaction. Hyde Park Capital reviewed the median implied premiums paid for comparable transactions within the application software and technology solutions industry and for all deals under $250 million market cap one day prior to the respective transaction announcement. Hyde Park Capital then compared the median of the implied premiums paid in the selected transactions to CSI’s historical closing stock prices on corresponding trading days prior to March 29, 2012. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $0.46 to $0.56. The results of the premium analysis are summarized as follows:

	Median of Implied Premiums Paid in Selected Transactions
	1-day prior	5-days prior	30-days prior
Comparable Industry Transactions	33.5%	36.5%	31.8%
All Transactions Under $250m Market Cap	40.6%	42.9%	43.7%

CSI Stock Price Per Share	$0.38	$0.34	$0.39

Implied CSI Price Per Share	1-day prior	5-days prior	30-days prior
Comparable Industry Transactions	$0.51	$0.46	$0.51
All Transactions Under $250m Market Cap	$0.53	$0.49	$0.56

Selected Publicly Traded Company Analysis. Hyde Park Capital reviewed certain publicly available financial information and stock market information for certain publicly traded companies in the application software industry and technology solutions industry that Hyde Park Capital deemed relevant to CSI’s Financial Management Applications Segment and Technology Solutions Segment, respectively. Hyde Park Capital noted that due to the operational differences amongst CSI’s three segments, Hyde Park Capital valued the Financial Management Applications Segment and Technology Solutions Segment individually and did not attribute any value to the Cloud Services Segment other than to add back its net loss due to the segment’s lack of profitability, historical financial record, negative cash impact and lack of significant potential growth. The group of selected publicly traded companies included in this analysis is listed below.

Application Software:

•	Quest Software, Inc.

•	Constellation Software, Inc.

•	Fair Isaac Corp.

•	ACI Worldwide, Inc.

•	Tyler Technologies, Inc.

•	Blackbaud, Inc.

•	JDA Software Group, Inc.

•	Guidewire Software, Inc.

•	EIPQ Systems, Inc.

Technology Solutions:

•	ScanSource, Inc.

•	Insight Enterprises, Inc.

•	PC Connection, Inc.

•	Softchoice Corp.

•	PC Mall, Inc.

•	NCI, Inc.

•	Agilysis, Inc.

•	DynTek, Inc.

Hyde Park Capital chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the application software industry and technology solutions industry. Hyde Park Capital noted that none of the companies reviewed is identical to CSI and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies. Although none of the selected companies is directly comparable to CSI, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of CSI. Hyde Park Capital determined that the public companies included in its selected publicly traded companies analysis should be included based on similarities of operations of such companies to certain operations of CSI, notwithstanding the greater revenues and earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA) of these companies as compared to CSI because CSI is not directly comparable to any public company due to its size and business segments.

For each selected company, Hyde Park Capital calculated the “market capitalization” (defined as the closing market price per share multiplied by the company’s common stock outstanding). In addition, Hyde Park Capital calculated the “enterprise value” (defined as the market capitalization plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Hyde Park Capital calculated the multiple of each company’s enterprise value to its last twelve months (which we refer to as LTM) Revenue and the multiple of each company’s enterprise value to LTM EBITDA.

Hyde Park Capital then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of September 28, 2012.

The results of the selected public companies analysis are summarized as follows:

Application Software	Selected Companies Trading Range	Median
Enterprise value / LTM Revenue	1.9x – 4.5x	2.9x
Enterprise value / LTM EBITDA	7.1x – 24.7x	12.2x

Technology Solutions
Enterprise value / LTM Revenue	0.1x – 0.5x	0.2x
Enterprise value / LTM EBITDA	3.9x – 7.5x	5.3x

Based upon its judgment and using the data set’s median as a midpoint, Hyde Park Capital selected ranges of 2.6x to 3.1x multiples of enterprise value to LTM (June 30, 2012) Revenue, and 11.7x to 12.7x multiples of enterprise value to LTM EBITDA for CSI’s Financial Management Applications Segment, and selected ranges of 0.1x to 0.2x multiples of enterprise value to LTM (June 30, 2012) Revenue, and 4.8x to 5.8x multiples of enterprise value to LTM EBITDA for CSI’s Technology Solutions Segment to calculate a range of implied price per Share. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $1.09 to $1.41.

Selected Merger and Acquisition (M&A) Transactions Analysis. Hyde Park Capital reviewed certain publicly available financial information concerning completed merger and acquisition transactions that Hyde Park Capital deemed relevant. The group of selected merger and acquisition transactions in the application software industry and technology solutions industry are listed below.

Application Software Transactions

Date Closed	Target	Acquirer	EV/LTM Revenue	EV/LTM EBITDA
9/28/12	Quest Software Inc. (NasdaqGS:QSFT)	Dell, Inc. (NasdaqGS:DELL)	2.7x	13.7x
8/15/12	Alegeus Technologies	Lightyear Capital, LLC	2.8x	NA
4/11/12	Aptean	Vista Equity Partners	1.2x	12.1x
3/09/12	UniFund, LLC	Tyler Technologies, Inc. (NYSE:TYL)	1.1x	NA
2/06/12	OutStart, Inc.	Kenexa Corp. (NYSE:KNXA)	3.5x	13.5x
10/19/11	Renaissance Learning, Inc. (NasdaqGS:RLRN)	Permira Advisers, Ltd.	3.5x	12.0x
10/14/11	Element K Corp.	SkillSoft Corp.	1.3x	NA
10/14/11	Windsor Management Group, LLC	Tyler Technologies, Inc. (NYSE:TYL)	1.4x	NA
10/04/11	Blackboard, Inc. (NasdaqGS:BBBB)	Providence Equity Partners, LLC	3.7x	NM
10/04/11	Edline Holdings, Inc.	Blackboard, Inc.	NA	NA
7/13/11	Global 360, Inc.	Open Text Corp. (NasdaqGS:OTEX)	2.9x	NA
7/05/11	Lawson Software, Inc. (NasdaqNM:LWSN)	Golden Gate Capital	2.4x	13.2x
5/31/11	SchoolNet, Inc.	Pearson plc	NA	NA
5/31/11	MKS, Inc.	Parametric Technology Corp. (NasdaqGS:PMTC)	4.1x	NM
5/13/11	Epicor Software Corp.	Apax Partners Worldwide, LLP	2.1x	17.5x
4/01/11	Convio, Inc. (Nasdaq:CNVO)	Blackbaud Inc. (NasdaqGS:BLKB)	3.4x	NA
4/01/11	Allegient Systems, Inc.	Bottomline Technologies, Inc. (NasdaqGS:EPAY)	3.5x	16.7x
11/08/10	Bakbone Software, Inc.	Quest Software, Inc.	3.2x	13.6x
11/02/10	American Education Corp.	K12, Inc.	1.9x	9.7x
5/17/10	Double-Take Software, Inc.	Vision Solutions, Inc.	1.8x	11.1x
2/11/10	SkillSoft plc	Advent International Corp.	3.6x	9.7x

		Median	2.8x	13.2x

Technology Solutions Transactions

Date Closed	Acquirer	Target	EV/LTM Revenue	EV/LTM EBITDA
Pending	Network Engines, Inc.	UNICOM Systems, Inc.	0.2x	5.1x
6/18/12	GTSI Corp. (NasdaqGM:GTSI)	UNICOM Systems, Inc.	0.1x	3.3x
6/11/12	Vital Support Systems, LLC	TDS Hosted & Managed Services, LLC	0.6x	NA
3/30/12	ATS Corp.	Salient Federal Solutions, Inc.	0.8x	7.6x
2/03/12	Techmosa International, Inc.	WT Microelectronics Co., Ltd. (TSEC:3036)	0.3x	12.0x
12/30/11	INX, Inc. (Nasdaq:INXI)	Presidio Networked Solutions, Inc.	0.4x	NM
10/03/11	FotoPhono AS	Atea ASA (OB:ATEA)	0.4x	5.5x
10/03/11	Midwave Corp.	Datalink Corp.	0.3x	6.9x
8/25/11	Funtalk China Holdings, Ltd.	ARC Capital Holdings, Ltd. (AIM:ARCH)	0.6x	7.3x
5/03/11	DICOM International AG	Hannover Finanz GmbH	0.2x	10.6x
1/03/11	SiS International, Ltd.	Jardine OneSolution, Ltd.	0.3x	NA
12/31/10	Spectragraphics Corp.	Cal-Comp Electronics Co., Ltd.	0.2x	NA
11/24/10	Axiz Technology, Ltd.	Pinnacle Technology Holdings, Ltd.	0.1x	NA
11/14/10	Yosun Industrial Corp.	WPG Holdings, Ltd.	0.2x	12.2x
10/25/10	LOGOS Communications, Inc.	Black Box Corp. (Nasdaq:BBOX)	1.0x	NA
10/25/10	Dimension Data Holdings plc	Nippon Telegraph & Telephone Corp.	0.7x	10.4x
8/09/10	Portalab Datortillbehör AB	Atea ASA	0.2x	8.0x
7/06/10	Bell Microproducts Inc.	Avnet, Inc. (NYSE:AVT)	0.2x	10.9x
3/31/10	Galaxy Far East Corp.	Macnica Chungju Co., Ltd.	0.2x	4.7x
11/12/09	Pomeroy IT Solutions, Inc.	Platinum Equity, LLC	0.1x	NM
12/30/08	Zones, Inc.	Firoz Lalji	0.1x	4.9x
1/03/08	Optimus Solutions, LLC	Softchoice Corp.	0.3x	NA

		Median	0.3x	7.5x

Hyde Park Capital chose these acquisition transactions based on a review of completed and pending transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the application software industry and technology solutions industry that Hyde Park Capital deemed relevant. Hyde Park Capital noted that none of the merger and acquisition transactions or subject target companies reviewed is identical to the transaction contemplated by the Merger Agreement or CSI, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors, such as contemporaneous market conditions, that affect the values implied in such acquisition transactions.

For each target company in the selected transactions, Hyde Park Capital analyzed its enterprise value, LTM Revenue, LTM EBITDA and the multiple of the enterprise value to the LTM Revenue and LTM EBITDA. Hyde Park Capital then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding multiples for the selected transactions. Stock market and historical financial information for the selected transactions was based on publicly available information as of September 28, 2012.

Based upon its judgment and using the data set’s median as a midpoint, Hyde Park Capital selected ranges of 2.5x to 3.0x multiples of enterprise value to LTM Revenue and 12.7x to 13.7x multiples of enterprise value to LTM EBITDA and applied such ranges to CSI’s Financial Management Applications Segment LTM Revenue and LTM EBITDA, respectively, as of June 30, 2012 to calculate ranges of implied prices per Share. Hyde Park Capital selected ranges of 0.1x to 0.2x multiples of enterprise value to LTM Revenue and 7.0x to 8.0x multiples of enterprise value to LTM EBITDA and applied such ranges to CSI’s Technology Solutions Segment LTM Revenue and LTM EBITDA, respectively, as of June 30, 2012 to calculate ranges of implied prices per Share. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $1.19 to $1.51.

Discounted Cash Flow Analysis. Hyde Park Capital performed a discounted cash flow analysis on the Financial Management Applications Segment and Technology Solutions Segment utilizing CSI’s projected unlevered free cash flows (defined as tax-effected earnings before interest and taxes, plus depreciation and amortization, less capital expenditures, planned acquisitions and increases and decreases in net working capital) from the fiscal year ending December 2012 through the fiscal year ending December 2016, as provided by CSI’s senior management. In this analysis, Hyde Park Capital calculated the present values of the projected free cash flows for 2012 to 2016 by discounting such amounts at rates ranging from 12.6% to 22.6% for the Financial Management Applications Segment and 16.1% to 26.1% for the

Technology Solutions Segment. Hyde Park Capital arrived at the discount rate range of 12.6% to 22.6% and 16.1% to 26.1% for CSI’s Financial Management Applications Segment and Technology Solutions Segment, respectively, by analyzing the weighted average cost of capital for the capital structures of the companies in the selected publicly traded companies analysis for the respective industry. Hyde Park Capital calculated the present value of the projected free cash flows beyond 2016 by calculating terminal values determined by Revenue and EBITDA multiples based on the selected publicly traded companies analysis and a perpetual growth rate of 3% to 5%. Hyde Park Capital noted that the Discounted Cash Flow Analysis implied a per Share equity reference range of $0.57 to $0.76.

The foregoing summary does not purport to be a complete description of the analyses performed by Hyde Park Capital or its presentation to the Board. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Hyde Park Capital’s opinion. In arriving at its determination, Hyde Park Capital considered the results of all of its analyses and marketing efforts. Hyde Park Capital did not attribute any value to the Cloud Services segment other than to add back its net loss due to the segment’s lack of profitability, historical financial record, and negative cash impact. Hyde Park Capital noted that due to CSI’s lower historical and projected growth rates and margins and smaller size, Hyde Park Capital believes the Comparable Public Company Analysis and Precedent M&A Transaction valuation methodologies overvalue CSI while the Discounted Cash Flow Analysis provides a more accurate value of the Company. Hyde Park Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, marketing efforts to 221 financial buyers and 67 strategic buyers and the range of solicited offers on a per Share basis. These marketing efforts resulted in 8 written and 1 verbal Indication of Interests with a range of valuations from less than $0.30 to $1.05. No company or transaction used in the above analyses as a comparison is directly comparable to CSI or the transactions contemplated by the Merger Agreement.

Hyde Park Capital prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view to holders of Shares of the consideration to be received by such holders pursuant to the Offer and the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of CSI, Hyde Park Capital or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arm’s-length negotiations between CSI and Constellation and was approved by the Board. Hyde Park Capital provided advice to CSI during these negotiations. Hyde Park Capital did not, however, recommend any specific amount or type of consideration to CSI or the Board or that any specific amount or type of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described above, Hyde Park Capital’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Hyde Park Capital in connection with its opinion and is qualified in its entirety by reference to the written opinion of Hyde Park Capital filed as Exhibit (a)(2)(A) and Annex B to this Schedule 14D-9.

Hyde Park Capital and its affiliates provide a range of investment banking and financial services and, in that regard, Hyde Park Capital and its affiliates may in the future provide investment banking and other financial services to CSI, Constellation and their respective affiliates for which Hyde Park Capital and its affiliates would expect to receive compensation. Prior to its engagement by the Board in connection with a proposed transaction involving the Company, Hyde Park Capital has not provided services to either CSI or Constellation for which Hyde Park Capital received compensation.

CSI has agreed to pay Hyde Park Capital a transaction fee of $450,000, a monthly retainer of $12,500 which ended September 30, 2012, and a $75,000 fee for rendering its opinion. In addition, CSI has agreed to reimburse Hyde Park Capital for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Hyde Park Capital against certain liabilities that may arise out of its engagement.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Hyde Park Capital as its financial advisor in connection with the Offer and the Merger and, in connection with such engagements, to deliver to the Board its opinion as to the fairness, from a financial point of view, to the Company’s stockholders (other than Harris, Merger Sub and any direct or indirect wholly-owned subsidiary of Harris) of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement, as discussed in Item 4. The Board selected Hyde Park Capital as its financial advisor after discussions and interviews with several investment banking firms, and a presentation to the Company’s Board by Hyde Park Capital. Factors considered in Hyde Park Capital’s selection included Hyde Park’s experience in assisting technology companies and smaller public companies with strategic matters.

Pursuant to a letter agreement dated May 16, 2011, the Company agreed to pay Hyde Park Capital a transaction fee of 2.5% of transaction enterprise value, which is contingent upon the closing of the Offer. Such fee payable at transaction closing was $500,000. On September 28, 2012, Hyde Park Capital agreed to reduce its success fee by $50,000, and accordingly upon the closing of the Offer will receive a success fee of $450,000. The letter agreement also provided for a monthly fee of $12,500; an aggregate of $212,500 has been paid to Hyde Park Capital since the beginning of its engagement. In addition, the Company under the letter agreement agreed to reimburse Hyde Park Capital for reasonable out-of-pocket expenses incurred. Finally, Hyde Park Capital will also receive a fee of $75,000 for the issuance of its fairness opinion.

Hyde Park Capital is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes, which the Board believed would assist it in appropriately evaluating the Offer Price and the transactions contemplated by the Merger Agreement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors, or subsidiaries.

Pursuant to a notice of conversion dated August 6, 2012, Barron converted 69,000 shares of Company Preferred Stock into a like number of shares of Company Common Stock.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of the Company subsidiaries or any other person, (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company subsidiaries or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Under the terms of the Company’s 2005 Incentive Compensation Plan, as amended (the “Option Plan”) upon a “Change in Control,” each outstanding option, pursuant to a “single trigger” becomes fully exercisable, unless such option is assumed, replaced or converted to an equivalent award by the continuing entity. Under the Merger Agreement, the Company is required to arrange for the cancellation at the Effective Time of all Company Stock Options in exchange for cash. As described in Item 3 above, the Company intends to enter into agreements with all option holders whereby, upon the consummation of Merger, all such options will be canceled or converted into the right to receive cash in the amount of the excess, if any, of the Offered Price over the exercise price. All out of the money options would be canceled for a nominal sum.

Also as discussed in Item 3 above, pursuant to their respective employment agreements, each of the named executive officers is entitled to certain “single-trigger” severance payments and benefits upon a termination of employment, among other things, by the Company unilaterally “for Convenience” in an amount equal to 175% of Base Salary. In addition, Ms. Hedrick’s contract provides an option for termination by the Company in connection with a “Change in Control.” This is a double-trigger change of control provision, requiring both a merger or other significant corporate event and Ms. Hedrick’s subsequent termination of employment. In the event Ms. Hedrick were terminated following a change in control she would receive an additional 100% of Base Salary as additional severance.

Again, as disclosed in Item 3, on October 2, 2012 the Company entered into Release Agreements with each of the named executive officers. The Releases state that each such executive officer will be terminated upon the consummation of the Merger for “Convenience,” and confirm that each officer (other than Ms. Hedrick) will be paid a severance payment equal to 175% of Base Salary over twelve months following the Effective Time, consistent with the provisions of their individual employment agreements. In the case of Ms. Hedrick, her Release states that upon the Effective Time, she will be paid 200% of Base Salary (versus the 275% payment called for in her employment agreement) in exchange for such payment being made in a lump sum within five (5) business days following the Effective Time.

Provision of all severance payments under the named executive officers’ employment agreements and Releases is conditioned upon the named executive officer releasing the Company, Parent and Merger Sub from certain claims and, in each case, complying with non-disparagement and confidentiality provisions that apply in perpetuity and non-competition and non-solicitation provisions that apply for a period of one year after termination of employment. The payments of severance compensation are made pursuant to the agreements described in Item 3 under the heading: “Employment Agreements and Severance Agreements.”

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on October 9, 2012, the last practicable date prior to the filing of this Schedule 14D-9;

•

the named executive officers of the Company were terminated “for Convenience” immediately following the Effective Time on October 9, 2012, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the $1.10 per share cash consideration payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
Nancy K. Hedrick	$450,000	$20,000	—	—	—	—	$470,000
Thomas P. Clinton	$367,500	$37,375	—	—	—	—	$404,875
William J. Buchanan	$367,500	$46,500	—	—	—	—	$414,000
Beverly N. Hawkins	$367,500	$27,275	—	—	—	—	$394,775

(1)	This column includes cash severance entitlement of our named executive officers pursuant to their employment agreements.

•

Ms. Hedrick. Pursuant to Ms. Hedrick’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, she is entitled to receive 175% of her Base Salary, less required withholdings and deductions, paid in twelve monthly installments. Ms. Hedrick is also entitled to additional severance benefits triggered by a termination following a Change in Control. Although Ms. Hedrick’s Employment Agreement provided for a severance benefit of 275% of Base Salary payable over the twelve months following the termination triggered by a Change in Control, her Release provides that Ms. Hedrick will receive instead severance equal to 200% of Base Salary, in exchange for payment of severance benefits within five (5) business days following the Effective Time.

•

Mr. Clinton. Pursuant to Mr. Clinton’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, he is entitled to receive 175% of his Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

•

Mr. Buchanan. Pursuant to Mr. Buchanan’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, he is entitled to receive 175% of his Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

•

Ms. Hawkins. Pursuant to Ms. Hawkins’ Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, she is entitled to receive 175% of her Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

(2)

These amounts represent the cash payments in exchange for the cancellation of unvested Company Stock Options outstanding immediately prior to the Effective Time. The total cash payment is equal to an amount per share of Company Common Stock equal to the difference between the Price Per Share less the exercise price per share under such Company Stock Option, less any applicable withholding taxes. These payments will occur automatically and without regard to whether or not the executive officer’s employment is terminated.

Appraisal Rights

Under the DGCL, holders of shares of Company Capital Stock do not have appraisal rights in connection with the Offer. However, in connection with the Merger, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their shares of Company Capital Stock (exclusive of any element of value arising from accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such shares of Company Capital Stock could be based upon considerations other than or in addition to the Offer Price and the market value of the shares of Company Capital Stock. The value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, the Merger Sub could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares of Company Capital Stock is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Company Capital Stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In the event that any holder of shares of Company Capital Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder’s rights to appraisal as provided in the DGCL, the shares of Company Capital Stock of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The parties to the Merger Agreement have agreed that any dilutive impact on the value of the shares of Company Capital Stock as a result of the issuance of shares of Company Common Stock pursuant to the Top-Up Option will not be taken into account in any determination of the fair value of any shares of Company Capital Stock with respect to which a stockholder seeks appraisal pursuant to Section 262 of the DGCL.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES INTO THE OFFER OR OTHERWISE DISPOSE OF THEIR SHARES PRIOR TO THE EFFECTIVE TIME OF THE MERGER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of Section 203 of the DGCL.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of the Company Capital Stock pursuant to the Offer is not subject to the HSR Act.

Vote Required to Approve Merger; Short-Form Merger

The Board has adopted the Merger Agreement and approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of Company Common Stock at a meeting of stockholders or by written consent will be required under the DGCL to effect the Merger. If, after the purchase of the shares of Company Common Stock by the Merger Sub pursuant to the Offer, the Merger Sub will own a majority of the outstanding shares of Company Common Stock, the Merger Sub will have the requisite voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

The Company has granted to Parent an irrevocable right (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price from the Company up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock owned by Parent and Merger Sub at the exercise of the Top-Up Option, constitutes one share more than 90% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of the Company Preferred Stock and all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). If Parent and its affiliates acquire at least one share more than 90% of the outstanding shares of Company Common Stock, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the “short form” procedures available under the DGCL (pursuant to which no vote of the stockholders at a stockholder meeting is required to approve the Merger).

The summary of the Top-Up Option in “Section 13 — The Transaction Documents — The Merger Agreement” of the Offer to Purchase is incorporated by reference herein.

Section 14(f) Information Statement

The Information Statement filed as Exhibit (a)(1)(I) and Annex A to this Schedule 14D-9 is being furnished pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Certain Litigation

As of the date of this Schedule 14D-9, no complaints have been filed in connection with the transactions contemplated by the Merger Agreement, nor, to the Company’s knowledge, have any such complaints or related litigation been threatened.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. These statements may be identified by such forward-looking terminology as “expect,” “achieve,” “plan,” “look,” “projected,” “believe,” “anticipate,” “outlook,” “will,” “would,” “should,” “intend,” “potential” or similar statements or variations of such terms. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Schedule 14D-9 include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers and vendors; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC, including the risks and uncertainties included under “Risk Factors” and “Forward-looking Information” in our Annual Report on Form 10-K for the year ended December 31, 2011, and other periodic reports filed with the SEC which are incorporated herein. These forward-looking statements speak only as of the date of this communication and the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated October 10, 2012 (incorporated herein by reference to Exhibit (a)(1)(a) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(a)(1)(C)	Form of Summary Advertisement as published in The New York Times on October 10, 2012 (incorporated herein by reference to Exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(a)(1)(D)	Press Release of the Company and Constellation Software Inc., dated October 2, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(a)(1)(E)	Email to Employees of the Company, dated October 2, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(a)(1)(F)	Email to Customers of the Company, dated October 2, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(a)(1)(G)	Email to Select Vendors of the Company, dated October 2, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s second Current Report on Form 8-K filed with the SEC on October 2, 2012).

(a)(1)(H)	Press Release issued by Constellation, dated October 10, 2012 (incorporated herein by reference to Exhibit (a)(5)(b) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(a)(1)(I)*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(2)(A)*	Opinion of Hyde Park Capital, dated October 2 , 2012 (included as Annex B to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated October 2, 2012, entered into by and among Computer Software Innovations, Inc., N. Harris Computer Corporation, NHCC Merger Corp. and Constellation Software Inc. (incorporated by reference to Exhibit 2.1 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(2)	Termination and Release Agreement, dated October 2, 2012, by and between the Company and Nancy K. Hedrick (incorporated by reference to Exhibit 10.2 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(3)	Termination and Release Agreement, dated October 2, 2012, by and between the Company and Thomas P. Clinton (incorporated by reference to Exhibit 10.3 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(4)	Termination and Release Agreement, dated October 2, 2012, by and between the Company and Beverly N. Hawkins (incorporated by reference to Exhibit 10.4 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(5)	Termination and Release Agreement, dated October 2, 2012, by and between the Company and William J. Buchanan (incorporated by reference to Exhibit 10.5 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(6)	Termination and Release Agreement, dated October 2, 2012, by and between the Company and David B. Dechant (incorporated by reference to Exhibit 10.6 to the Company’s first Current Report on Form 8-K filed with the SEC on October 2, 2012).

(e)(7)	Confidentiality Agreement, dated May 10, 2012, by and between Constellation and the Company (incorporated herein by reference to Exhibit (d)(11) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(e)(8)	Amendment to Confidentiality Agreement, dated August 6, 2012, by and between Constellation and the Company (incorporated herein by reference to Exhibit (d)(12) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 10, 2012).

(g)	Not applicable.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nancy K. Hedrick
(Signature)

Nancy K. Hedrick, President and Chief Executive Officer
(Name and title)

October 10, 2012
(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See § 240.14d-1(f) with respect to signature requirements.

ANNEX A

COMPUTER SOFTWARE INNOVATIONS, INC.

900 East Main Street, Suite T

Easley, SC 29640

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about October 10, 2012 to holders of record of common stock, par value $0.001 per share (the “Company Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (“CSI” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by NHCC Merger Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Parent” or “Harris”), to purchase all outstanding shares of the Company Common Stock and all the outstanding shares of the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Company Preferred Stock,” and together with the Company Common Stock, the “Company Capital Stock”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Merger Sub without a meeting of the Company’s stockholders to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2012, by and among Parent, Merger Sub, the Company and, solely for the purposes of Section 9.14 thereof, Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Constellation” or “Guarantor”) (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on October 10, 2012 to purchase all shares of Company Capital Stock that are issued and outstanding, at a price per share of Company Capital Stock of $1.10 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2012.

The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of the Merger Sub will cease and the Company will continue its corporate existence under the General Corporation Law of the State of Delaware (the “DGCL”) as the surviving corporation in the Merger. In the Merger, each outstanding share of Company Capital Stock, other than shares of Company Capital Stock owned by Parent or Merger Sub, by the Company as treasury stock or by stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. In addition, the Company is required to provide, prior to the the consummation of the Merger, for the cancellation of all options, whether vested or unvested, to purchase Company Capital Stock. Accordingly, the Company intends to enter into agreements with all option holders whereby, upon the consummation of the Merger, all such options will be canceled and converted into the right to receive cash in the amount of the excess, if any, of the Offer Price over the exercise price. All out of the money stock options would be canceled for a nominal sum.

The initial expiration date of the Offer is at the end of Tuesday, November 6, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Company Capital Stock pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s Amended and Restated Bylaws and the Merger Agreement, be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors designated by the Parent) and (ii) the percentage that the number of shares of Company Capital Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares of Company Capital Stock outstanding. The Company has agreed that, at the request of Parent, the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. In addition, the Company has agreed to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by federal or state securities laws and any other applicable laws.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the possible appointment of Merger Sub’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION CONCERNING THE COMPANY

As of October 1, 2012, there were 6,733,191 shares of Company Common Stock outstanding held by approximately 112 holders of record. Only holders of record of Company Common Stock on the record date are entitled to vote at a meeting of the Company’s stockholders, and are entitled to one vote per share on each matter voted upon at the meeting of the Company’s stockholders. As of the date of this Information Statement, Harris and its affiliates, including Merger Sub, are not the owners of record of any Company Capital Stock.

MERGER SUB DESIGNEES TO THE BOARD

Information with respect to the Designees

Parent has informed the Company that Parent will choose its designees for the Board from the list of persons set forth below. Each of the individuals has consented to serve as a director of the Company if so elected or appointed. In the event that additional designees of Parent are required in order to constitute a majority of the Board, such additional designees will be selected by Parent from among the executive officers and directors of Guarantor listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of October 10, 2012, present principal occupation and employment history during the past five years. The business address and phone number of each potential designee is 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6 and (416) 861-2279, respectively. Each potential designee is a citizen of Canada.

None of the potential designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the potential designees beneficially owns any equity securities of the Company or holds any rights to acquire such equity securities, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to its knowledge, none of the individuals listed below has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Age	Title	Current Principal Occupation or Employment and Five-Year Employment History
Jeff Bender	43	Chief Executive Officer, Parent	Mr. Bender joined Constellation in 1999. Before his appointment as Chief Executive Officer of Harris Operating Group, he held various senior management positions with that operating group, including Director of Finance, Chief Financial Officer and Chief Operating Officer. Prior to joining Harris, Mr. Bender spent seven years at Deloitte & Touche in their technology business practice. He earned his Bachelor of Commerce degree at Carleton University and is a member of the Ontario Institute of Chartered Accountants.

Melanie Judge	47	Chief Financial Officer, Parent	Ms. Judge joined Harris in 1994 as Controller, and moved into the position of Director of Finance in 1996. In 1998, she moved into operations, first as the Vice President of Professional Services, and later the Vice President of Business Operations. Ms. Judge graduated from Dalhousie University with a Bachelor of Commerce degree, and then went on to earn her Chartered Accountant designation with Deloitte & Touche. She is a member of the Ontario Institute of Chartered Accountants.

Mark Dennison	41	General Counsel and Secretary, Constellation	Mr. Dennison joined Constellation in 2001, initially working within the Volaris Operating Group and moving to the Constellation head office in 2007. Prior to joining Constellation, Mr. Dennison worked in the law department at Bombardier Aerospace. Mr. Dennison was called to the Bar of Ontario in 1999. He has received an L.L.B. from the University of Toronto and a B.A. from the University of Windsor.

Vanessa Dimilta	30	Corporate Counsel, Constellation	Ms. Dimilta joined Constellation in April 2012 as Corporate Counsel. From September 2008 to April 2010, Ms. Dimilta was an associate at Stikeman Elliott LLP. She has received an L.L.B. from Osgoode Hall Law School of York University and a B.B.A. from York University.

CURRENT BOARD AND MANAGEMENT

Board of Directors

The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on October 10, 2012. A brief description of each director’s business experience during the past five years follows. All the directors were elected at the Company’s May 8, 2012 annual meeting of stockholders and serve for a term of approximately one year until the next annual meeting, their successors are elected and duly qualified, or their death, resignation, disqualification or removal from office, whichever is earliest.

NAME	AGE	TITLE

Anthony H. Sobel	57	Chairman of the Board, Director

Shaya Phillips	53	Director

Jeffrey A. Bryson	52	Director

Nancy K. Hedrick	62	Director, President and Chief Executive Officer

Thomas P. Clinton	49	Director, Senior Vice President of Strategic Relationships

ANTHONY H. SOBEL has served as a director and Chairman of the Board since January 31, 2005. Since January 1996, he has been the CEO of Montana Metal Products, L.L.C., a precision sheet metal fabrication and machining company located in Des Plaines, Illinois. Mr. Sobel is a member of the Board’s Audit Committee and Compensation Committee.

Mr. Sobel provides a set of key skills, knowledge, experience, and relationships that make his service on the Board particularly useful including, but not limited to, the following: executive management of and investor in high growth companies; accounting expertise; cost management, operations, finance and acquisitions.

SHAYA PHILLIPS has served as a director since January 31, 2005. From August 2008 to the present, Mr. Phillips has served as President of CSSP Technology Services, Inc., a corporation engaged in the business of information technology consulting and network/telecommunications services integration. From March 2002 until July 2008, Mr. Phillips was the Chief Technology Officer and Associate Vice President of Information Technology at the Fashion Institute of Technology of the State University of New York. Mr. Phillips is chairman of the Board’s Compensation Committee, and he is a member of its Audit Committee.

Mr. Phillips provides a set of key skills, knowledge, experience, and relationships that make his service on the Board particularly useful including, but not limited to, the following: high level technology expertise; contacts in technology industries; experience in evaluating technology business operations for acquisition; and management.

JEFFREY A. BRYSON has served as a director since June 20, 2006. Effective March 1, 2012, Mr. Bryson has also served as a strategic consultant to the Company. His engagement was terminated upon 30 days notice from the Company on September 28, 2012, subject to the completion of the Merger. The consulting services provided by Mr. Bryson under this arrangement are independent of, and in addition to, the duties and services of Mr. Bryson as a director of the Company. Since November 2006, Mr. Bryson has been a business consultant to many other companies. From July 2002 until November 8, 2006, Mr. Bryson served as Vice President of Administration and Investor Relations at ScanSource, Inc., a public technology distribution company headquartered in Greenville, South Carolina. Previously, Mr. Bryson served as interim Chief Financial Officer of ScanSource from July 2002 until November 2002 and as Chief Financial Officer and Treasurer from 1992 until July 2002. Prior to joining ScanSource, Inc., Mr. Bryson was employed for more than seven years at KPMG LLP, where he last held the position of senior manager. Mr. Bryson is chairman of the Board’s Audit Committee and a member of its Compensation Committee.

Mr. Bryson provides a set of key skills, knowledge, experience, and relationships that make his service on the Board particularly useful including, but not limited to, the following: accounting; finance; investor relations; and management of a technology distribution company.

NANCY K. HEDRICK has served as President and Chief Executive Officer since January 31, 2005. She has served as a director since February 2005. Prior to the Company’s February 2005 merger, Ms. Hedrick held the position of President of the Company’s predecessor, Computer Software Innovations, Inc., a South Carolina corporation (“CSI-South Carolina”), for approximately fifteen years. Ms. Hedrick was a co-founder of CSI-South Carolina.

Ms. Hedrick provides a set of key skills, knowledge, experience, and relationships that make her service on the Board particularly useful including, but not limited to, the following: co-founder of CSI-South Carolina; software and technology expertise; and management.

THOMAS P. CLINTON has served as Senior Vice President of Strategic Relationships since July 2006. In this role Mr. Clinton oversees the Company’s sales efforts in its Technology Solutions Segment and is involved in the Company’s overall strategic planning process. From January 31, 2005 through July 2006, Mr. Clinton served as Vice President of Sales. He has served as a director since February 2005. Mr. Clinton served as Vice President of Sales for CSI-South Carolina from February 1999 to February 2005.

Mr. Clinton provides a set of key skills, knowledge, experience, and relationships that make his service on the Board particularly useful including, but not limited to, the following: co-founder of CSI-South Carolina; sales and sales management; and technology expertise.

Executive Officers

Set forth below is biographical information of executive officers of the Company who do not also serve on the Board:

BEVERLY N. HAWKINS, 49, has served as Senior Vice President of Financial Software Solutions since November of 2011. In this role Ms. Hawkins manages higher level projects pertaining specifically to support and delivery of the Financial Management Software Products. Prior to her new role, she was Senior Vice President of Product Development and in this role she managed the development of the proprietary Financial Management Software Products. From August 2007 until July 2009, she was Senior Vice President of Software Development, Implementation and Support. Her duties included software development, support, implementation and training activities of the Company. From July 2006 until August 2007, Ms. Hawkins served as Senior Vice President of Product Development. From January 1, 2006 through July 2006, Ms. Hawkins served as Vice President of Product Development, in which role she performed essentially the same duties and had the same responsibilities as she did as Senior Vice President of Product Development. From January 31, 2005 through December 31, 2005, Ms. Hawkins served as Vice President of Support Services, in which role she oversaw the provision of customer service and support solutions for the Company’s software and technology products. Ms. Hawkins has served as Secretary of the Company since January 31, 2005. Ms. Hawkins previously served as Vice President of Support Services of CSI – South Carolina from February 1999 until February 2005. From January 1990 until February 1999, she served as Vice President. Ms. Hawkins was a co-founder of CSI-South Carolina.

DAVID DECHANT, 48, has served as Chief Financial Officer since May 6, 2005, and Treasurer since May 2006. Prior to his appointment as CFO of the Company, Mr. Dechant was employed in various senior management roles including as Vice President, Assistant to the President and CEO, providing senior management and strategic support for Conso International Corporation (CONSO), the world’s largest manufacturer of decorative trimmings for the home fashions industry. While at Conso, David also held the roles of Chief Accounting Officer, performed all CFO functions, and was an instrumental part in taking Consco public in connection with an international acquisition, and managing a doubling of the size of the business twice during his tenure. Mr. Dechant’s experience also includes a division of finance management role with Warner Lambert, a then $12 billion, Fortune 50 consumer products and pharmaceutical company, where he managed the sales and operations and international capacity planning process of the company, as well as oversaw the US finance operations for a division of the company. He also consulted for Bowater Incorporated, a then $2 billion manufacturer of newsprint, coated and specialty papers and pulp and forest products, providing implementation support for meeting the requirements of the Sarbanes-Oxley legislation and public reporting management support. Mr. Dechant also worked for an ERP systems company as a Senior Business Analyst directing systems design changes to analysis and dashboard capabilities for improved operational decision making by management and C-level executives and improved functionality for finance and compliance with Generally Accepted Accounting Principles. Mr. Dechant also operated in sales and sales management roles working with former top Fortune 500 sales personnel. Mr. Dechant began his career working with the international public accounting firms of Deloitte & Touche (then Deloitte Haskins and Sells) and Arthur Andersen. Mr. Dechant is a certified public accountant.

WILLIAM J. BUCHANAN, 48, has served as Senior Vice President of Technology Solutions and Cloud Services since May 2012. In that role, Mr. Buchanan is responsible for managing the Technology Solutions and Cloud Services segments. Previously he served as Senior Vice President of House Accounts since February 2011. In that role, Mr. Buchanan oversaw and managed all high profile accounts. From August 2007 until February 2011, he served as Senior Vice President of Technical Delivery and Support. In that role, Mr. Buchanan managed the provision of the Company’s engineering services and customer support services for the Technology Solutions Segment. From July 2006 to August 2007, he served as Senior Vice President of Delivery and Support, in which role he oversaw the provision of the Company’s engineering services and customer support services for the Technology Solutions Segment and the Software Applications Segment. From January 1, 2006 through July 2006, Mr. Buchanan served as Vice President of Delivery and Support, in which role he performed essentially the same duties and had the same responsibilities as he does at present. From January 31, 2005 through December 31, 2005, Mr. Buchanan served as Vice President of Engineering. Mr. Buchanan also served as Treasurer of the Company from January 31, 2005 until May 2006. From January 1999 to February 2005, Mr. Buchanan held the position of Vice President of Engineering with CSI-South Carolina. Mr. Buchanan was a co-founder of CSI – South Carolina.

Directors and Executive Officers – Additional Information

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

There are no family relationships among the directors and executive officers of the Company.

GOVERNANCE OF THE COMPANY

The Company’s business and affairs are managed under the direction of the Board in accordance with the DGCL, its Amended and Restated Certificate of Incorporation and its Amended and Restated Bylaws. Members of the Board are kept informed of our business through discussions with management, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. The corporate governance practices that we follow are summarized below.

Board Leadership Structure and Risk Oversight

The ultimate authority to oversee the business of the Company rests with the Board. The role of the Board is to effectively govern the affairs of the Company for the benefit of its stockholders and, to the extent appropriate under the DGCL, other constituencies including employees, customers, suppliers and the communities in which it does business. The Board appoints the Company’s officers, who have responsibility for management of the Company’s operations.

Since we became a public company in 2005, our Board Chairman has been a non-employee, independent director. Our Board has no plans to alter this practice.

It is our Chairman’s responsibility to lead the Board. Our Chief Executive Officer is responsible for leading our management team and our Company’s employees in operating the Company. As directors continue to have ever increasing oversight responsibilities, we believe it beneficial to have an independent chairman whose sole job is Board leadership.

Since 2005, each standing committee has consisted solely of outside directors. We have no plans to alter this practice. We believe that the number of independent, experienced directors that make up our Board, along with the independent leadership of the Board by the non-executive Chairman and the composition of Board committees by independent directors, benefits our Company and our stockholders.

The Board as a whole has responsibility for risk management, with reviews of certain areas being conducted by the relevant Board committees that report on their deliberations to the Board. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. This requires the members of our Board to be actively engaged in Board discussions, review materials provided them, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors.

Functionally, Board risk oversight is accomplished primarily through our committees. We do not concentrate the Board’s responsibility for risk oversight in a single committee. Instead, each of our committees concentrates on specific risks for which it has expertise, and each committee is required to regularly report to the Board on its findings. For example, the Company’s audit committee monitors the Company’s exposure to certain financial and reputational risks by establishing and evaluating the effectiveness of programs to report and monitor fraud and by monitoring the Company’s internal control over financial reporting. Our compensation committee monitors executive compensation policies of the Company in order to assure they provide proper incentive for the retention and motivation of our executives and do not provide incentives for excessive risk taking. The functions of these committees are explained in more detail below.

Director Independence

Although the Company is not listed on a national exchange, it utilizes the rules of the NASDAQ Stock Market (the “NASDAQ Rules”) for determining the independence of its directors. For a director to be deemed independent under these rules, he or she must be independent as determined under Rule 5605(a)(2) of the NASDAQ Rules and, in the Board’s judgment, he or she must not have a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We have conducted an evaluation of director independence, based primarily on a review of the responses of the directors to questions regarding employment and compensation history, affiliations and family and other relationships. As a result of this evaluation, we have affirmatively determined that each of our directors who served during 2011 who is not an executive officer of the Company was “independent” for the purposes of NASDAQ rules. These independent directors are Anthony H. Sobel, Shaya Phillips and Jeffrey A. Bryson.

In making its determination concerning the independence of individual directors, the Board considered, in the case of Jeffrey Bryson, his recent engagement as a consultant. Effective March 1, 2012, Mr. Bryson was engaged as a business consultant to advise the Company on various business and strategic matters. His engagement was for an initial term of one year, with annual compensation of $60,000. As of the date of this Information Statement, Mr. Bryson is still engaged as a consultant to the Company, although pursuant to the terms of his consulting agreement, Mr. Bryson was given 30 days notice by the Company on September 28, 2012 to terminate his engagement, subject to the completion of the Merger. The Board determined that, based on the compensation thresholds set forth in the NASDAQ Rules, and given the particular nature of the services being provided, that Mr. Bryson was independent despite the consulting arrangement. However, the Board also determined that Mr. Bryson would not be considered independent for Audit Committee purposes, as discussed in more detail under “Audit Committee” below.

We have two employee directors serving on our Board who, as executive officers, are not considered independent under the NASDAQ Rules. These employee directors are Nancy K. Hedrick, our President and Chief Executive Officer, and Thomas P. Clinton, our Senior Vice President of Strategic Relationships.

In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee are subject to additional independence standards established by the SEC, for purposes of membership on that committee only. Such additional standards are discussed in further detail below, under “Audit Committee.”

Meeting Attendance

Board and Committee Meetings

Our Board held seven meetings in 2011. During 2011, each incumbent member of the Board attended at least 75 percent of the aggregate meetings of the Board and the committees on which he or she served.

Annual Meeting of Stockholders

In the absence of extenuating circumstances, each member of the Board is expected to attend the Annual Meeting. All five directors attended the 2012 Annual Meeting of Stockholders.

Committees of the Board

The standing committees of the Board are the Audit Committee and the Compensation Committee. Membership on the Board and each standing committee, as of the date of this Information Statement, was as follows:

Name	Board		Audit		Compensation
Anthony H. Sobel	X	*	X		X
Nancy K. Hedrick	X
Shaya Phillips	X		X		X	*
Jeffrey A. Bryson	X		X	*	X
Thomas P. Clinton	X
Total Number of Meetings in 2011	7		7		7

*	Chairman.

Audit Committee

The Audit Committee assists the Board in its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee’s role includes discussing with management the Company’s processes to manage business and financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is responsible for the appointment, replacement, compensation and oversight of the independent registered public accounting firm engaged to prepare or issue audit reports on the financial statements of the Company. The Audit Committee relies on the expertise and knowledge of management and the internal auditors in carrying out its oversight responsibilities. The specific responsibilities in carrying out the Audit Committee’s oversight role are delineated in the Audit Committee Charter. The charter is available to security holders on our website, www.csioutfitters.com.

The NASDAQ Rules generally require that audit committee members satisfy certain independence criteria set forth in Rule 10A-3 under the Exchange Act, as amended (“Rule 10A-3”), in addition to the Board-level standards for director independence discussed above. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board, or any other board committee: (1) accept any consulting, advisory, or other compensatory fee from the listed company, other than for board service; or (2) be an affiliated person of the listed company.

The Board has determined that Anthony H. Sobel and Shaya Phillips, both members of the Audit Committee, are independent and have no relationships with management or the Company that would compromise their independence, as defined by regulations of the SEC and the NASDAQ Rules. Although Mr. Bryson met the NASDAQ audit committee standards prior to becoming a consultant to the Company on March 1, 2012, the Board determined that he could no longer be considered independent for Audit Committee purposes thereafter due to the compensation he receives for such services. The Board has also determined that all the members of the Audit Committee have sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Finally, the Board has determined that Mr. Bryson, based on his qualifications, is an “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K. As set forth above, Mr. Bryson is not “independent” for Audit Committee purposes under the NASDAQ Rules.

The Audit Committee is authorized to engage or consult from time to time, as appropriate, at our expense, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities.

Compensation Committee

The primary responsibilities of the Compensation Committee are to (a) review and approve the compensation of the chief executive officer and other executive officers of the Company, (b) review executive bonus plan allocations, (c) oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, (d) oversee the Company’s administration of its equity-based compensation and other benefit plans, and (e) approve grants of stock options and stock awards to directors, officers and employees of the Company under its stock plan. The Compensation Committee is authorized to engage or consult from time to time, as appropriate, at our expense, consultants, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities. The members of our Compensation Committee are independent as defined in the NASDAQ Rules.

Our Compensation Committee has a charter, which was adopted on August 9, 2007. The charter is available to security holders on our website, www.csioutfitters.com.

With respect to the 2011 fiscal year, the primary actions of the Compensation Committee related to the (i) review of the chief executive officer; (ii) oversight of all reviews of other executive officers conducted by the chief executive officer; (iii) oversight of the executive officers bonus and incentive plan, including approving individual goals for the equity portion; (iv) annual review of executive contracts; (v) award and authorization of option grants under the Company’s equity incentive compensation plan; (vi) review of outside director compensation; and (vii) review of executive compensation generally.

Our chief executive officer, Nancy K. Hedrick, has participated in some Compensation Committee discussions. She has also made recommendations to the committee with respect to executive compensation, including executive bonuses. However, approval of all compensation for named executive officers has been considered and approved by the committee acting alone.

Ms. Hedrick has been delegated the authority to determine the compensation of non-executive personnel and executive officers other than named executive officers, but does so in consultation with the committee. The compensation of all named executive officers is determined by the Compensation Committee. The Compensation Committee did not engage or utilize any compensation consultants during 2011.

Director Nominations

The Board does not have a standing nominating committee. Due to the current size of our Board, we believe it is more beneficial and efficient to have all of the directors identify and evaluate potential nominees. On March 20, 2006, the Board adopted a Policy for Nomination of Directors. This policy is available to security holders on our website, www.csioutfitters.com.

In the Policy for Nomination of Directors, the Board sets forth guidelines for the evaluation of potential nominees, including the following:

•	The ability of the prospective nominee to represent the interests of the stockholders of the Company;

•	The prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•

The prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards;

•	The extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board;

•	The extent to which the prospective nominee helps the Board reflect the diversity of the Company’s stockholders, employees and customers; and

•	The willingness of the prospective nominee to abide by the Company’s Code of Business Conduct and Ethics and other policies applicable to directors.

These guidelines apply to both potential nominees selected by the Board and those recommended by stockholders.

The Company does not have a diversity policy for its directors. However, the Board seeks and recommends candidates to serve as directors who possess a variety of skills, differences of viewpoint, professional experience, education and other qualities or attributes that enrich Board heterogeneity and who can contribute to the Board’s overall effectiveness.

Stockholders entitled to vote for the election of directors may submit candidates for consideration if we timely receive written notice, in proper form, for each such recommended nominee. If the notice is not written and in proper form, then the Board cannot consider the nominee. To be in proper form, the notice must satisfy the requirements of our Amended and Restated Bylaws and applicable law, including: (a) each nominee’s written consent to be named as a nominee and to serve, if elected; (b) the name, date of birth and business address of the nominee; and (c) information about the person nominated for election conforming with the SEC’s biographical requirements for directors. Additionally, the stockholder submitting the nomination must provide: (x) his or her name and business address; (y) evidence setting forth the class and number of shares of the Company owned by the submitting stockholder; and (z) any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other required filings in connection with solicitations of proxies for elections of directors in accordance with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

A notice submitted for the nomination of a director must be received at the Company’s executive offices not less than 45 days nor more than 60 days prior to the anniversary date of the mailing of proxy materials for the immediately preceding annual meeting of stockholders. If that date is not within 30 days before or after such anniversary date, the notice must be received not later than 10 days after the notice of the date of the annual meeting was mailed or public disclosure of the annual meeting date was made, whichever first occurs. All stockholder nominations should be sent to:

Secretary

Computer Software Innovations, Inc.

900 E. Main Street, Suite T

Easley, South Carolina 29640

Communications with the Board of Directors

Stockholders may communicate directly with the Board. All communications to the Board or a named director should be directed to the Company’s Chief Financial Officer at the address below and should be marked “Confidential.” If no party is specified, the communication will be forwarded to the entire Board. Each communication intended for the Board and received by the Chief Financial Officer will be forwarded to the specified party or parties following its clearance through normal security procedures used for regular mail. The communication will be forwarded without review to the intended recipient(s). Stockholder communications to the Board should be sent to:

David B. Dechant

Chief Financial Officer

Computer Software Innovations, Inc.

900 E. Main Street, Suite T

Easley, South Carolina 29640

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent oversight of the Company’s accounting functions and internal controls. Management is responsible for the Company’s internal controls and financial reporting process. The independent accountants are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee has reviewed the audited financial statements for the year ended December 31, 2011 and has discussed the audited financial statements with management. The Audit Committee has discussed with our independent accountants, Elliott Davis, LLC, the matters required to be discussed by Statement on Auditing Standards No. 61 – Codification of Statements on Auditing Standards (having to do with accounting methods used in the financial statements). The Audit Committee has received written disclosures and the letter from Elliott Davis, LLC required by Independence Standards Board Standard No. 1 (having to do with matters that could affect the auditor’s independence), and has discussed with Elliott Davis, LLC the auditor’s independence. Based on this, the Audit Committee recommended to the Board that the audited financial statements be included in the Computer Software Innovations, Inc. Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

The Audit Committee

Jeffrey A. Bryson, Chairman

Anthony H. Sobel

Shaya Phillips

Easley, South Carolina

March 15, 2012

The preceding Audit Committee Report is provided only for the purpose of this Information Statement. Pursuant to the regulations of the SEC, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated, in whole or in part, in any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The table below presents all compensation for the Company’s non-employee directors for the year ended December 31, 2011. Compensation of our two directors who are also named executive officers, Nancy K. Hedrick, President and Chief Executive Officer, and Thomas P. Clinton, Senior Vice President of Strategic Relationships, is discussed below under “Executive Compensation.” Our employee directors do not receive any compensation for serving on the Board.

2011 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)	Total ($)

Anthony H. Sobel	22,500	7,500	—	30,000

Shaya Phillips	22,500	7,500	—	30,000

Jeffrey A. Bryson	22,500	7,500	—	30,000

(1)

Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, based on assumptions disclosed in Note 10, “Stock-based Compensation” to our audited consolidated financial statements dated December 31, 2011.

(2)

Our outside directors were issued $2,500 of our common stock quarterly for the first three quarters of 2011 based on the greater of fair market value as of issuance as determined under our 2005 Incentive Compensation Plan or $0.70 per share (as required under the terms of our preferred stock). As outside director compensation, each of Messrs. Sobel, Phillips and Bryson earned 10,713 shares with respect to such stock awards in calendar 2011.

In March 2009, the Compensation Committee approved a new compensation program for non-employee directors which took effect for directors elected at our 2009 Annual Meeting. Such compensation involved a mix of equity and cash fee compensation. Non-employee directors were paid cash fees equal to $16,667 and $3,333 for their service as directors and service as a board or committee chairman, respectively. Likewise, each director received grants of stock under our 2005 Incentive Compensation Plan in the amount of $8,333 and $1,667 for services as director and service as a board or committee chairman, respectively. The stock grants were based on the fair market value under such plan on the date of grant but not less than $.70 per share (as required under the terms of our preferred stock). Both the cash fees and the stock grants were paid quarterly during the director’s period of service. In November 2011, the Compensation Committee modified the compensation of the outside directors, so that all compensation for the aforementioned services would be paid in cash, and no stock would be granted in lieu of cash compensation. Thus, all director fees for the remainder of the 2011-2012 term and for the 2012-2013 term have been or will be paid in cash.

Executive Compensation

The following table shows, for the fiscal years ended December 31, 2011 and 2010, all compensation that we paid to the Company’s named executive officers in all capacities in which they served.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)		All Other Compensation ($)(2)	Total ($)
Nancy K. Hedrick President, Chief Executive Officer and Director	2011	225,000	—	—		6,807	231,807
	2010	219,678	—	—		3,845	223,523

Thomas P. Clinton Senior Vice President of Strategic Relationships and Director	2011	210,000	—	73,494	(3)	15,599	299,093
	2010	210,000	—	11,919	(4)	10,570	232,489

Beverly N. Hawkins Senior Vice President of Financial Software Solutions	2011	210,000	—	55,121	(5)	5,637	270,758
	2010	210,000	—	—		3,150	213,150

William J. Buchanan Senior Vice President of Technology Solutions & Cloud Services	2011	210,000	—	55,121	(6)	12,454	277,575
	2010	210,000	—	11,919	(7)	9,717	231,636

(1)

Reflects the aggregate grant date value computed in accordance with FASB ASC Topic 718, based on assumptions disclosed in Note 10, “Stock-based Compensation” to our audited consolidated financial statements dated December 31, 2011.

(2)

“All Other Compensation” represents the following: (i) employer contribution to the Company’s 401(k) Plan, on behalf of each of the named executive officers to match their pretax elective deferral contributions (which are included under the “Salary” column) made by each to such plan ($5,452, $5,823, $5,032 and $3,056 in 2011 and $3,295, $3,260, $3,150 and $3,247 in 2010 for Ms. Hedrick, Mr. Clinton, Ms. Hawkins and Mr. Buchanan, respectively); (ii) for those electing to participate in the Company’s high deductible medical plan, the employer portion of contributions to the executive officer’s Health Savings Account; (iii) for those driving substantial miles for business, an automobile allowance relating to the executives’ agreement to participate in the Company’s program to utilize a Company-provided automobile ($6,000 each for Mr. Clinton and Mr. Buchanan in 2011 and 2010). The purpose of the automobile allowance is to defray the personal tax impact of allocations for personal-use of an assigned vehicle not of their choosing; and (iv) per diem payments in lieu of reimbursement of business expenses.

(3)

Pursuant to the Company’s 2008 Executive Bonus Plan (discussed below), Mr. Clinton met four of his four goals in 2011, relating to increasing earnings, securing new clients, meeting certain profitability benchmarks and increasing the functionality of TigerPaw (CRM). As a result, under the plan, Mr. Clinton earned an option to purchase 100,000 shares of the Company’s common stock. Such award was made pursuant to the Company’s 2005 Incentive Compensation Plan following the filing of the Company’s Form 10-Q for the quarter ended March 31, 2012, as is the Company’s custom. The strike price of such option is $0.735 and the option expires June 1, 2022.

(4)

Pursuant to the Company’s 2008 Executive Bonus Plan (discussed below), Mr. Buchanan met two of his four goals in 2010, relating to increasing cabling revenue and improving internal non-Erate technical service agreement revenue. As a result, under the plan, Mr. Buchanan would have been awarded options to purchase 50,000 shares of the Company’s common stock. Because these goals were achieved with significant assistance from Mr. Clinton, Mr. Buchanan requested that the options be split between Mr. Clinton and himself in order to reward teamwork, and the Compensation Committee consented. Accordingly, each of Mr. Buchanan and Mr. Clinton were awarded an option to purchase 25,000 shares of the Company’s common stock. Such awards were made pursuant to the Company’s 2005 Incentive Compensation Plan following the filing of the Company’s Form 10-Q for the quarter ended March 31, 2011, as is the Company’s custom. The strike price of such options is $0.70 and the options expire June 6, 2021.

(5)

Pursuant to the Company’s 2008 Executive Bonus Plan (discussed below), Ms. Hawkins met three of her four goals in 2011, relating to SmartFusion upgrades, the release of certain web forms and securing new clients. As a result, under the plan, Ms. Hawkins earned an option to purchase 75,000 shares of the Company’s common stock. Such award was made pursuant to the Company’s 2005 Incentive Compensation Plan following the filing of the Company’s Form 10-Q for the quarter ended March 31, 2012, as is the Company’s custom. The strike price of such option is $0.735 and the option expires June 1, 2022.

(6)

Pursuant to the Company’s 2008 Executive Bonus Plan (discussed below), Mr. Buchanan met three of his four goals in 2011, relating to increasing earnings, meeting certain profitability benchmarks and continuing to increase cabling revenues. As a result, under the plan, Mr. Buchanan earned an option to purchase 75,000 shares of the Company’s common stock. Such award was made pursuant to the Company’s 2005 Incentive Compensation Plan following the filing of the Company’s Form 10-Q for the quarter ended March 31, 2012, as is the Company’s custom. The strike price of such option is $0.735 and the option expires June 1, 2022.

(7)	See Footnote 4 above.

Employment Agreements and Releases

Named Executive Officers

Our named executive officers have been compensated primarily through the payment of salary pursuant to written employment agreements. We originally entered into separate employment agreements with each of our named executive officers on February 11, 2005, in conjunction with the closing of the reverse merger. On March 1, 2009, the Company entered into new employment agreements (the “Employment Agreements”) with its four named executive officers: Nancy K. Hedrick, President and Chief Executive Officer; Thomas P. Clinton, Senior Vice President of Strategic Relationships; William J. Buchanan, Senior Vice President of Technology Solutions and Cloud Services; and Beverly N. Hawkins, Senior Vice President of Financial Software Solutions.

The term of the Employment Agreements is three (3) years. After the initial three year term, the agreements renew for additional successive one (1) year terms, unless sooner terminated by one of the parties, including for “Convenience.”

In terms of compensation, the Employment Agreements provide for a Base Salary for each executive, as well as participation in executive compensation plans and benefit plans offered by the Company to employees generally. The Base Salary for Mr. Clinton, Mr. Buchanan, and Ms. Hawkins is $210,000 annually, effective upon the March 1, 2009 date of the Employment Agreements.

Under the Employment Agreements, Messrs. Clinton and Buchanan are also paid an annual Automobile Allowance of $6,000, relating to those Executives’ agreement to participate in the Company’s program to utilize a Company-provided automobile not of their choosing.

The initial Base Salary set forth in Ms. Hedrick’s agreement was set at $194,250, unchanged from her previous salary. Her Base Salary increased to $225,000 under the agreement effective March 1, 2010. In recognition of her desire to delay the increase in her Base Salary, her Employment Agreement provided for the grant to Ms. Hedrick in 2009 of an option to purchase 50,000 shares of the Company’s common stock. The grant and pricing of such stock option at fair market value pursuant to our 2005 Incentive Compensation Plan occurred twelve (12) trading days following the filing of the Company’s 2008 Form 10-K. At that time, the option was priced at $0.70 per share. The option expires on April 17, 2019.

The Employment Agreements can be terminated: (i) upon the executive’s death or disability; (ii) by the executive for “Good Reason;” (iii) by the Company for “Cause;” (iv) by either the executive or the Company unilaterally for “Convenience;” or (v) by either the Company or the executive giving notice of non-renewal of the Employment Agreement at the end of the initial three year or any subsequent one year term. In addition, Ms. Hedrick’s contract provides an option for termination by the Company in connection with a “Change in Control.” This is a double-trigger change in control provision, requiring both a merger or other significant corporate event and Ms. Hedrick’s subsequent termination of employment.

The Employment Agreements set forth certain amounts to be paid to the executives upon their termination of employment. In the event of termination because of death or disability, or for Cause, or by the executive for Convenience, the executive would generally receive only accrued salary and benefits. Upon termination by the executive for Good Reason, or by the Company for Convenience, or in the event of the nonrenewal of the agreement by the Company, in addition to accrued salary and benefits the executive would receive 175% of his or her Base Salary paid in twelve monthly installments. In the event of nonrenewal of the Employment Agreement by an executive, such executive would receive accrued salary and benefits and 75% of the executive’s Base Salary paid in twelve monthly installments. Finally, under Ms. Hedrick’s contract only, in the event of termination in connection with a Change in Control, Ms. Hedrick would receive 275% of her Base Salary, paid in equal monthly installments over twelve months. The provisions described immediately above are mutually exclusive: an executive would receive only one set of the described benefits.

The Employment Agreements also contain provisions which are customary for executive employment agreements of this type. These include nondisclosure covenants, and provisions prohibiting the executive from competing with the Company during his or her term of employment and for one year thereafter.

Employment Agreement of David B. Dechant

On May 6, 2005, the Company entered into an employment agreement with David B. Dechant, the Company’s Chief Financial Officer. Under this agreement, Mr. Dechant may be terminated (each as defined in the agreement) “for Cause,” “without Cause” (which would include, but not be limited to a termination resulting from the Company materially modifying Mr. Dechant’s duties and responsibilities without his written consent or the transfer of the principal location of the Company more than thirty (30) miles from the initial location without his written consent), at the discretion of Mr. Dechant, and in the event of disability or death. Upon Mr. Dechant’s termination by the Company without Cause, the agreement provides for a severance benefit equal to six (6) months base salary (as originally set forth in the agreement), plus one month of such base salary for each year of service with the Company, but not to exceed eighteen months. Such severance is to be paid by the Company in a lump sum following termination.

Releases

On October 2, 2012, the Company entered into Termination and Release Agreements (the “Releases”) with each of Nancy K. Hedrick, Thomas P. Clinton, Beverly N. Hawkins, William J. Buchanan and David B. Dechant. The Releases relate to severance payments payable under the employment agreement of each dated March 1, 2009, or in the case of Mr. Dechant, May 6, 2005 upon each executive’s termination of employment. The Releases provide generally that the employment of all the executives will be terminated effective upon the consummation of the Merger. In the case of all executives other than Ms. Hedrick, the executive will then receive full severance benefits pursuant to his or her respective employment agreement. Mr. Dechant’s employment agreement, as discussed above, requires payment of severance benefits upon termination. The Employment Agreements of Messrs. Clinton and Buchanan and Ms. Hawkins require payment over twelve months following the time of termination. In the case of Ms. Hedrick, whose Employment Agreement provided for a severance benefit of 275% of Base Salary (as defined in Ms. Hedrick’s Release) payable over the twelve months following the termination following a Change in Control (as defined in Ms. Hedrick’s Release), Ms. Hedrick’s Release provides that Ms. Hedrick will instead receive severance equal to 200% of Base Salary, in exchange for payment of severance benefits within five (5) business days following the consummation of the Merger.

In addition to setting the termination of employment of the executives upon the consummation of the Merger, the Releases also provide for the release by each executive of certain claims by each executive with respect to the Company, Merger Sub and Parent. Harris, although not a party to the Releases, executed the Releases to acknowledge and agree to them.

Disclosure of the severance and other amounts to be paid to each executive upon the consummation of the Merger is set forth in the Schedule 14D-9 under Item 8 “ – Golden Parachute Compensation.”

Executive Bonus Plans

On July 11, 2008, the Compensation Committee approved an executive bonus plan (the “Bonus Plan”) providing for bonus awards to the named executive officers. The Bonus Plan was comprised of a monetary incentive program and a stock option award program. Stock options are granted pursuant to the Company’s 2005 Incentive Compensation Plan. All awards are approved by the Compensation Committee. The monetary incentive program portion of the Bonus Plan was amended by the Compensation Committee in May 2012. Those changes are described further below. Before those changes, the monetary incentive program under the Bonus Plan was tied to Company-wide performance and rewards teamwork. As the Company improved its performance, the monetary bonus program rewarded the named executive officers with cash bonuses for reaching certain milestones. The monetary incentive program coordinated with the Company’s bonus plan for non-executive employees. Accordingly, the primary milestones for the monetary incentive plan were based on financial performance of the Company exceeding actual metrics and budget for the prior year.

The stock option portion of the program is intended to build loyalty and invest the executive in the future growth of the Company. Each named executive officer is assigned individual and applicable division performance goals for the fiscal year. These goals, which may be objective and subjective, may include: metrics based on those performance goals set forth under the monetary incentive program which reflect the individual or the individual’s supervised unit’s contribution to performance goals; software development timelines or software upgrade goals; addition of new technology products; addition of an accretive acquisition; addition of new accounts; meeting partner rebate goals; implementing collaborative tools for the software segment; continuing and improving investor relations efforts, improving communications with employees, management, board of directors and stockholders; implementing better planning and budgeting tools; and continuing process improvement to support Company growth. Following year end, each named executive is reviewed, and results compared to specific performance goals. Excellent performance is rewarded with stock options to purchase up to a maximum of 100,000 shares per executive.

Based on the Company’s financial performance in 2008, milestones were not achieved and no cash bonuses or stock options were awarded under the Bonus Plan for 2008. In 2009, given the Company’s performance in 2008 and expected performance given the economic recession, the Bonus Plan was not implemented for 2009.

In 2010, the monetary incentive program was not put in place, again in recognition of the recession. However, the stock option award program was implemented, and goals assigned to named executive officers. Of the four named executive officers, only Mr. Buchanan met his performance goals. Specifically he met two of his four goals in 2010 relating to increasing cabling revenue and improving internal non-Erate technical service agreement revenue. As discussed under footnote 4 to the Summary Compensation Table, Mr. Buchanan requested that the Company split his awarded option to purchase 50,000 shares with Mr. Clinton. This was done to reward the teamwork between Mr. Buchanan and Mr. Clinton in achieving two of Mr. Buchanan’s performance goals.

In 2011, the monetary incentive program was again not implemented, but the stock option award program was in effect and four goals were assigned to each named executive officer. In 2011, three of the four named executive officers met some (or all) of their performance goals. Mr. Clinton met four of his four goals in 2011, relating to increasing earnings, securing new clients, meeting certain profitability benchmarks and increasing the functionality of TigerPaw (CRM). As a result, under the Bonus Plan, Mr. Clinton earned an option to purchase 100,000 shares of Company Common Stock. Ms. Hawkins met three of her four goals in 2011, relating to SmartFusion upgrades, the release of certain web forms and securing new clients. As a result, under the Bonus Plan, Ms. Hawkins earned an option to purchase 75,000 shares of Company Common Stock. Mr. Buchanan met three of his four goals in 2011, relating to increasing earnings, meeting certain profitability benchmarks and continuing to increase cabling revenues. As a result, under the Bonus Plan, Mr. Buchanan earned an option to purchase 75,000 shares of Company Common Stock. These options are also discussed in the footnotes to the Summary Compensation Table.

On or about May 13, 2012, the Compensation Committee of the Board approved the 2012 CSI Incentive Bonus Plan (the “IBP”). The IBP (1) replaced the Incentive Bonus Plan dated as of

May 6, 2005 for non-executive employees, and (2) replaced the cash portion of the Bonus Plan, as enacted as of July 11, 2008. All employees, including executives, are eligible to participate in the IBP, other than outside salespersons who are commissioned and any managers who are commissioned. The IBP is similar to previous monetary incentive programs. It is based on the performance of each segment as well as overall corporate performance. If a segment meets certain revenue targets then eligible employees in that segment will receive a bonus under the IBP. Furthermore, if the Company meets certain revenue targets, then there is a potential for a company-wide bonus to eligible employees under the IBP. By using profit rather than revenue as the basis for the bonuses, employees will be encouraged to not only increase revenue but also decrease expenses.

Defined Contribution Plan

In 2007, the Company established a 401(k) defined contribution plan for the benefit of its employees. Employees of the Company may participate in the 401(k) plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement. The Company’s contributions to the plan, as determined by management, are discretionary and are allocated among the participants based on the participants’ contributions. Contributions to the 401(k) plan totaled $298,000 for the year ended December 31, 2011, and $143,000 for the year ended December 31, 2010.

2005 Incentive Compensation Plan

On April 29, 2005, our Board adopted the 2005 Computer Software Innovations, Inc. Incentive Compensation Plan (the “2005 Incentive Compensation Plan”), which was ratified and approved by the stockholders on November 21, 2005. The Incentive Plan authorizes the Compensation Committee of the Board to grant one or more of the following awards to directors, officers, key employees, consultants and advisors to the Company and its subsidiaries who are designated by the committee:

•	non-qualified stock options;

•	stock appreciation rights (“SARs”); and

•	stock awards.

As originally adopted, we were authorized to issue under the Incentive Plan up to 1,100,000 shares of common stock pursuant to the exercise of options and SARs and grants of stock awards. At our 2008 Annual Meeting, the stockholders approved an amendment to the Incentive Plan to increase the number of awardable shares to 1,175,000. As of the date of this Information Statement, 581,767 such shares remain available for issuance.

We believe that the issuance of stock options, stock awards, and SARs promote the growth and profitability of the Company by providing additional incentives for participants to focus on our long term objectives. We also believe that awards under our plan have been effective in helping us attract, retain and motivate our officers, employees and directors.

Option Grants

The following table sets forth information with respect to options held by the Company’s named executive officers as of December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Nancy K. Hedrick	50,000	(1)	—	0.70	4/17/19
William J. Buchanan	25,000	(2)	—	0.70	6/6/21
Thomas P. Clinton	25,000	(2)	—	0.70	6/6/21

(1)	Vested on March 1, 2010.
(2)	The option vests in three annual installments, beginning on June 7, 2012, of 8,334; 8,333; and 8,333 shares, respectively.

SECURITIES OWNERSHIP

Security Ownership of Management and Certain Beneficial Owners

Security Ownership of Management

The following table sets forth, as of October 1, 2012 certain information with respect to beneficial ownership of shares of our common stock by each of the members of the Board, by each of the executive officers identified in the “Summary Compensation Table” and by all directors and executive officers as a group.

The business address of each named person is 900 East Main Street, Suite T, Easley, South Carolina 29640.

Name of Beneficial Owner	Common Stock Beneficially Owned(1) (2)		Percent of Class(3)
Nancy K. Hedrick	596,625	(4)	8.80%
Thomas P. Clinton	513,715	(5)	7.62%
Beverly N. Hawkins	505,381		7.51%
William J. Buchanan	513,715	(6)	7.62%
Anthony H. Sobel	130,635		1.94%
Jeffrey A. Bryson	55,489		0.82%
Shaya Phillips	81,387		1.21%
All present executive officers and directors as a group (8 persons)	2,448,615		35.74%

(1)

Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if that person, directly or indirectly, has or shares the power to direct the voting of the security or the power to dispose or direct the disposition of the security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days of the relevant date.

(2)	To our knowledge, none of the shares beneficially owned have been pledged as security.
(3)	Based on 6,733,191 shares outstanding as of October 1, 2012.
(4)	Includes an option to purchase 50,000 shares.
(5)	Includes an option to purchase 8,334 shares.
(6)	Includes an option to purchase 8,334 shares.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of October 1, 2012, certain information with respect to beneficial ownership of shares of our common stock by each person (other than executive officers and directors in the table above) who holds, to our knowledge, more than 5% of the outstanding shares of our common stock. Unless otherwise indicated, the business address of each named person is 900 E. Main Street, Suite T, Easley, South Carolina 29640.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned(1)		Percent of Class(2)
Joe G. Black 204 Mt Calvary Church Road, Easley SC 29642	505,381		7.51%

Robert Ginsburg PO Box 459, White Rock, SC 29177	357,842		5.31%

Andrew Sakalian 2871 Tecumseh Dr., West Palm Beach, FL 33409	357,842		5.31%

Kurt Haas 1333 Sinkler Road, Columbia, SC 29206	357,842		5.31%

Aram Fuchs 450 Seventh Avenue, Suite 2100, New York, NY	547,000	(3)	8.12%

(1)

Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if that person, directly or indirectly, has or shares the power to direct the voting of the security or the power to dispose or direct the disposition of the security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days of the relevant date.

(2)	Based on 6,733,191 shares outstanding as of October 1, 2012.
(2)	Based on the Schedule 13D filed by Mr. Fuchs with the SEC on May 15, 2009.

Security Ownership of Barron Partners LP

As of October 1, 2012, Barron Partners LP (“Barron”) beneficially held 6,590,736 shares of Company Preferred Stock which is convertible into common stock at any time on a one for one basis, subject to adjustments. The preferred stock is non-voting, except for certain events adversely affecting the rights of holders of such preferred stock and as otherwise provided under Delaware law with respect to class voting. The preferred stock contains prohibitions that restrict Barron from converting the preferred stock if its beneficial ownership of our common stock exceeded or would exceed 4.9%. Based on our review of shareholder records available to us as of December 31, 2011, Barron held 313,391 shares or 4.76% directly. Accordingly, based on the shares held as of December 31, 2011, Barron could have converted preferred for up to approximately 9,234 common shares.

The general partner of Barron is Barron Capital Advisors, LLC. Barron’s address is 730 Fifth Avenue, 25th Floor, New York, New York 10019. The managing member of Barron Capital Advisors, LLC is Andrew Barron Worden.

Potential for Change of Control

As of October 1, 2012, our outstanding shares of common stock totaled 6,733,191, of which approximately 2,448,615 were owned by executive officers and our directors. As of such date, our executive officers and directors held approximately 35.74% of outstanding shares and accordingly possessed the ability to exercise a significant amount of control over the Company. However, Barron held 218,478 shares of our common stock as of October 1, 2012 and may acquire 117,190 additional shares upon conversion of the Company Preferred Stock it holds. As discussed above under “ – Security Ownership of Barron Partners LP,” Barron is prohibited from converting its preferred if thereafter it would hold more than 4.9% of our shares of common stock (except under limited circumstances involving significant acquisition transactions). However, Barron may sell all of its shares in multiple transactions over time. Accordingly, one or more investors could acquire enough shares from Barron so as to effect a change of control of the Company.

As previously disclosed in our reports to the SEC, on March 1, 2012, our Board adopted a Rights Agreement, dated as of March 5, 2012, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (“Rights Agreement”). In connection with entering into the Merger Agreement, on October 1, 2012 the Board adopted and approved Amendment No. 1 (the “Rights Amendment”) to the Rights Agreement. The Rights Amendment was dated and took effect October 2, 2012. The effect of the Rights Amendment is to permit execution of the Merger Agreement and performance and consummation of the transactions pursuant to the Merger Agreement, including the Merger, without triggering the separation or exercise of the common share purchase rights or any adverse event under the Rights Agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of Forms 3, 4, and 5 and representations made to the Company, it appears that all executive officers and directors have made timely filings of Statements of Beneficial Ownership on Form 3, Form 4 and Form 5 during 2011, except the transactions listed below, for which a Form 4 was not filed within the required two days of the transaction:

(i)	Mr. Dechant reported on September 14, 2011 the award of options granted on June 7, 2011 for 20,000 shares. The options vest in three equal annual installments beginning on June 7, 2012.

(ii)	Mr. Buchanan reported on April 11, 2012 the award of options granted on June 7, 2011 for 25,000 shares. The options vest in three equal annual installments beginning on June 7, 2012.

(iii)	Mr. Clinton reported on April 11, 2012 the award of options granted on June 7, 2011 for 25,000 shares. The options vest in three equal annual installments beginning on June 7, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Subordinated Notes Owed to Related Persons

The Company has subordinated notes payable to shareholders with amounts outstanding totaling $762,563 at December 31, 2011, and $840,749 at December 31, 2010. On June 25, 2010, the Company and each of the holders of certain Subordinated Promissory Notes dated February 11, 2005 (the “Subordinated Notes”) entered into an Extension of Subordinated Notes and Waiver dated June 24, 2010 (the “Extension”). Pursuant to the Extension:

•

the Company agreed to make, within five days of the date of approval of the Extension, principal payments on the notes totaling $875,200, $437,600 in the case of the Subordinated Note held by Barron and $87,520 each in the case of the other five note holders. These payments were made on June 29, 2010.

•

the maturity date of each Subordinated Note was extended from August 30, 2009 until no later than January 1, 2018, on which date all principal and accrued interest will be due and payable in full, if not earlier paid.

•

the Company, beginning October 1, 2010, will make quarterly payments on the Subordinated Notes of principal and accrued interest in the amount of $50,000 in the aggregate to be applied pro-rata among the note holders, $25,000 on a Subordinated Note held by Barron (described below) and $5,000 each on the other Subordinated Notes.

•

the Company expressed its intention to consider subsequent to each fiscal year end during the term of the Subordinated Notes whether it can make principal payments in addition to those expressly set forth in the Extension. Any such determination by the management and board of directors of the Company is in their sole discretion, and shall be based on factors they deem relevant, including but not limited to the financial performance of the Company during such fiscal year.

•	at the discretion of management and the Board, the remaining balance on the Subordinated Notes can be repaid in full at any time without penalty.

•	the Subordinated Notes will no longer be in default, and each note holder waived any existing or past default based upon the Company failing to make any payment of interest or principal when due.

•	despite the Subordinated Notes not being in default, they will continue to bear interest at a default rate of 15% until repaid.

•	except as modified by the Extension, all other terms and conditions of the Subordinated Notes were confirmed and shall remain in full force and effect.

The Subordinated Notes were issued on February 11, 2005 as a part of our reverse merger and recapitalization. The Subordinated Notes are unsecured and are subordinated to the Company’s senior debt, including its revolving credit and term debt with its bank lender. The original principal of all of the Subordinated Notes aggregated $3,750,400. At June 25, 2010, immediately prior to the Extension, principal on the Subordinated Notes totaled $1,750,400 and accrued interest totaled $61,864. The Company has paid interest at the default rate of 15% per annum since the original maturity date of May 9, 2006, when the Company, with the support of its management, Board and the Bank (as defined below) elected to defer the payment and pay the default interest rate to use the funds to support working capital needs and investments in acquisitions. The Subordinated Notes were extended several times, the latest being June 25, 2010, as described above. The history of the Subordinated Notes has been previously disclosed in the Company’s Form 8-K dated September 3, 2009, as well as in its prior Forms 10-Q and Forms 10-K.

In addition to Barron, which owns all of the outstanding Company Preferred Stock, the Subordinated Notes are held by the five shareholders of our predecessor, CSI – South Carolina. Four of these note holders are currently executive officers of the Company, and include: Nancy K. Hedrick, President and Chief Executive Officer; Thomas P. Clinton, Senior Vice President of Strategic Relationships; Beverly N. Hawkins, Senior Vice President of Financial Software Solutions; and William J. Buchanan, Senior Vice President of Technology Solutions and Cloud Services. The fifth holder, Joe G. Black, formerly served as chief financial officer of the Company. The Extension and the related restructuring of the Subordinated Notes were approved by the Company’s three outside directors, none of whom have any interest in the Subordinated Notes.

The restructuring of the Subordinated Notes permits the Company to repay the remaining principal over the approximate seven-year period following the restructure. Although the Company may choose to repay the Subordinated Notes earlier, particularly as a result of superior financial performance, the arrangement removed a default and gives the Company flexibility in managing its future liquidity and capital needs.

The Extension was formulated in cooperation with the Company’s then primary lender, RBC Bank (USA) (the “Bank”), which had previously waived any cross default under the Bank’s revolving and other credit facilities as a result of the previous default under the Subordinated Notes. In conjunction with the Company entering into the Extension, it also entered into a related modification of its credit facilities with the Bank.

Scheduled principal payments under all of the Company’s subordinated notes payable for the years ending are presented below:

2012	$66,572
2013	$101,071
2014	$117,115
2015	$135,682
2016	$157,062
Thereafter	$185,061
TOTAL	$762,563

Reflecting the foregoing, the principal balance on each of the Subordinated Notes payable to the five former CSI – South Carolina shareholders was $76,257 as of December 31, 2011 and was $69,599 as of October 1, 2012. The principal balance on the Subordinated Note held by Barron was $381,287 as of December 31, 2011 and was $347,996 as of October 1, 2012. The principal balance as of December 31, 2010 was $84,075 to each of the five former CSI – South Carolina shareholders and $420,374 to Barron. Each of the five former CSI – South Carolina stockholders in 2011 received interest payments totaling $12,182 and interest payments totaling $19,575 in 2010. Barron received interest payments totaling $60,904 in 2011 and interest payments totaling $97,875 in 2010.

ANNEX B

October 1, 2012

Board of Directors

Computer Software Innovations, Inc.

900 East Main Street, Suite T

Easley, South Carolina 29640

Members of the Board:

You have asked us for our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock, par value $0.001 per share (the “Company Common Stock”), and to the holders of the Series A Convertible Preferred Stock, par value $0.001 per share (the “Company Preferred Stock” and together with the Company Common Stock, “CSI Capital Stock”), of Computer Software Innovations, Inc. (“CSI” or the “Company”), of the Consideration (as defined below) to be received by such holders pursuant to the terms of Agreement and Plan of Merger, dated as of October 1, 2012 (the “Agreement”), among the Company, NHCC Merger Corp. (“Merger Sub”), N. Harris Computer Corporation (“Harris” or “Acquiror”) and solely for the purposes of Section 9.14 thereof, Constellation Software Inc. (“Constellation”). The Agreement provides for, among other things, (i) that Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of CSI Capital Stock at a net price per Share in cash equal to $1.10 (the “Consideration”) and (ii) for the merger (the “Merger”) of Merger Sub with and into the Company pursuant to which the Company shall continue as the surviving company as a wholly owned subsidiary of the Acquiror and each outstanding Share will be converted into the right to receive the Consideration.

In arriving at our opinion, we have:

1.	reviewed the Agreement;

2.	reviewed certain publicly available business and financial information relating to CSI;

3.	reviewed certain other information relating to CSI provided to or discussed with us by the Company, including (i) financial forecasts relating to the Company and (ii) certain industry and business information thereto prepared by the management of the Company;

4.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of CSI;

5.	reviewed and compared the historical stock prices, multiples, margins, growth rates, and trading history for the shares of CSI, and compared that data with similar data for other publicly held companies in businesses we deemed relevant in evaluating CSI;

6.	considered, to the extent publicly available, the financial terms of certain other merger or acquisition transactions, including premiums paid for public companies, which we deemed to be relevant, which have been effected or announced;

7.	considered our experience in connection with marketing the Company for sale to a large group of potential strategic and financial buyers; and

¿ HYDE PARK CAPITAL ADVISORS, LLC ¿
701 Franklin Street — Tampa, Florida 33602 — p 813.383.0202 — f 813.383.0209
www.hydeparkcapital.com

Board of Directors

Computer Software Innovations, Inc.

October 1, 2012

8.	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. We have further relied on the assurances of the management of CSI that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. With respect to the financial forecasts for CSI that we have used in our analyses, the management of CSI has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CSI as to the future financial performance of the Company both before and after giving effect to certain industry and business information referred to above. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CSI, the Offer or the Merger and that the Offer and the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent appraisal of the assets or liabilities (contingent or otherwise) of CSI, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of CSI Capital Stock of the Consideration to be received in the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Agreement or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Our opinion does not address the relative merits of the Offer or the Merger as compared to alternative transactions or strategies that might be available to CSI, nor does it address the underlying business decision of CSI to proceed with the Offer and the Merger.

We have acted as financial advisor to the Board of Directors of CSI in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer or the Merger. We also will receive a fee upon the rendering of our opinion. In addition, CSI has agreed to indemnify us for certain liabilities and other items arising out of or related to our engagement. We may in the future provide financial advice and services, to CSI, Harris, Constellation and their respective affiliates for which we would expect to receive compensation. We have no previous business agreements or relationships with CSI, Harris or Constellation.

¿ HYDE PARK CAPITAL ADVISORS, LLC ¿

Board of Directors

Computer Software Innovations, Inc.

October 1, 2012

Our opinion is directed to the Board of Directors of CSI in connection with its consideration of the Offer and the Merger and our opinion does not constitute advice or a recommendation as to how the Board of Directors of CSI or any stockholder should vote or act on any matter relating to the Offer or the Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Hyde Park Capital Advisors, LLC to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld; provided that this opinion and a description of it may be included in any securities law or other regulatory filings required to be made in connection with the Offer and the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Offer and the Merger by the holders of CSI Capital Stock is fair, from a financial point of view, to such holders.

Very truly yours,

Hyde Park Capital Advisors, LLC

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